Wolverine Exploration Inc.
4055 McLean Road
Quesnel, British Columbia
V2J 6V5     Canada

VIA EDGAR

September 16, 2008

Mail Stop 7010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549

Attention:  H. Roger Schwall

Dear Mr. Schwall:

Re:	Wolverine Exploration Inc. (the “Company”)
Registration Statement on Form S-1
Filed July 15, 2008
File No. 333-152343

Further to your comment letter dated August 5, 2008, enclosed for filing are copies each of the following documents:

1.	Form SB-2/A – 1st Amendment (in triplicate);
2.	redlined Form SB-2/A (in triplicate);
3.	this comment letter (in duplicate).

Also, I confirm that these documents have been filed via EDGAR.

The following are the responses to those comments.  For convenience, the number of each response refers to the number of the comment in your letter.

General

1.
The required audited financial statements have been provided for the period ended May 31, 2008.  Also, I confirm that the required revisions and updates for all of the related disclosure have been made throughout the registration statement.

2.	The requested statement has been added to the cover page and elsewhere in registration statement as required.

Corresp1

Determination of Offering Price, page 10

3.
The requested revision has been added to the registration statement regarding how the Company determined the offering price.  See “Determination of Offering Price” on page 10 (page 10 of the EDGAR file).

Selling Shareholders, page 11

4.
I confirm that Thian Yew Ng is the same person as Ng Thian Yew and that the names in the registration statement have been changed to make them consistent.  See “Selling Shareholders” on page 14 (page 14 of the EDGAR file) and “Security Ownership of Certain Beneficial Owners and Management” on page 41 (page 56 of the EDGAR file).

Exhibits

Exhibit 5.1

5.	I confirm that the requested revised opinion of counsel has been included and filed with the registration statement as a new Exhibit 5.1.

I trust the above to be satisfactory.  If you have any questions or require anything further please give me a call.

Sincerely,

Wolverine Exploration Inc.

Per:  /s/ Lee Costerd

Lee Costerd
Director, President (Chief Executive Officer),
Principal Financial Officer, and
Principal Accounting Officer

Corresp2

  ~~SEC File # 333-152343~~

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Initial Filing

FORM S-1 /A

Amendment #1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WOLVERINE EXPLORATION INC.

(Exact name of registrant as specified in its charter)

Nevada	1000	98-0569013
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

4055 McLean Road

Quesnel, British Columbia

Canada, V2J 6V5

Telephone: (250) 992-6972

Facsimile: (250) 992-6972

(Address, including zip code, and telephone number,

including area code, of Registrant’s principal executive offices)

Agent for Service:

Lee Costerd
Wolverine Exploration Inc.
4055 McLean Road
Quesnel, British Columbia
Canada, V2J 6V5
Telephone: (250) 992-6972
Facsimile: (250) 992-6972
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:	[X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company in Rule 12b-2 of the Exchange Act.

Larger accelerated filer               [     ]                                                                                               Accelerated filer                                                  [     ]
Non-accelerated filer                    [     ]  (Do not check if a smaller reporting company)           Smaller reporting company                              [ X ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be registered	Proposed Maximum Offering Price per Unit [1]	Proposed Maximum Aggregate Offering Price [1]	Amount of Registration Fee
Units, each consisting of one share of Common Stock, $0.001 par value, and one Warrant, to be registered by issuer	15,000,000 Units	$0.10	$1,500,000	$58.95
Shares of Common Stock included as part of the Units, to be registered by issuer	15,000,000 shares	-	-	- [3]
Warrants included as part of the Units, to be registered by issuer	15,000,000 Warrants	-	-	- [3]
Shares of Common Stock underlying the Warrants included in the Units, to be registered by issuer [2]	15,000,000 shares	$0.15	$2,250,000	$88.43
Shares of Common Stock: $0.001 par value, to be registered by selling shareholders	64,630,000 shares	$0.10	$6,463,000	$254.00
Total	-	-	$10,213,000	$401.38

[1] Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee based on a bona fide estimate of the maximum offering price.

[2] These are the maximum number of shares of common stock that can be issued if all of the share purchase warrants underlying the unit offering are exercised.  The maximum offering price is based upon the exercise price of the warrants.

[3] No fee pursuant to Rule 457(g).

Page - 1

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. Wolverine and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Page - 2

Subject to Completion

Dated *, 2008

Prospectus

WOLVERINE EXPLORATION INC.

15,000,000 Units

and

64,630,000 Shares Common Stock

Wolverine Exploration Inc. (“Wolverine”) is offering up to 15 million units which as of this date have not been issued.  Each unit consists of one share of common stock in the capital of Wolverine and one non-transferable share purchase warrant.  Each warrant enables the subscriber to purchase one additional share of common stock at a price of US$0.15 per warrant for a period of two years from the date the units are issued.

Additionally, the selling shareholders named in this prospectus are offering to sell up to 64,630,000 shares of Wolverine’s common stock held by them. Wolverine will not receive any proceeds from the sale of the shares of common stock being offered by the selling shareholders.  However, Wolverine will pay for the expenses of this offering and the selling stockholders’ offering, except for any selling shareholder’s legal or accounting costs or commissions.

Wolverine is offering a maximum 15 million units on a self underwritten basis.  The offering price is $0.10 per unit. There is no minimum number of units that Wolverine will sell.  All proceeds will be deposited to Wolverine’s operating account and there will be no refunds. The offering will be open until (Effective Date + 180 days).  There are no minimum unit purchase requirements for individual investors.

Wolverine is a startup exploration stage company with no operations.

Wolverine’s shares of common stock are not quoted on any national securities exchange.  The selling shareholders are required to sell Wolverine’s shares at $0.10 per share until Wolverine’s shares are quoted on the Over-the-Counter Bulletin Board (OTCBB), and thereafter at prevailing market prices or privately negotiated prices.

The offering made by Wolverine is comprised of shares plus additional warrants for the same offering price that the named selling shareholders are offering their shares, but without the additional warrants.

This investment involves a high degree of risk.  See “Risk Factors” beginning on page 7 for a discussion of certain risk factors and uncertainties you should carefully consider before making a decision to purchase any shares of Wolverine’s common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Page - 3

You should rely only on the information contained in this prospectus. Wolverine has not authorized anyone to provide you with information different from that contained in this prospectus.  Wolverine and the selling stockholders are offering to sell shares of Wolverine’s common stock and seeking offers to buy shares of Wolverine’s common stock only in jurisdictions where such offers and sales are permitted.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.  Wolverine’s business, financial condition, results of operations and prospects may have changed since that date.

Page - 4

Prospectus Summary

The following summary is a shortened version of more detailed information, exhibits and financial statements appearing elsewhere in this prospectus.  Prospective investors are urged to read this prospectus in its entirety.

Wolverine is a startup company in the business of base and precious metal exploration.  There is no assurance that a commercially viable deposit exists on Wolverine’s mineral claims.  Exploration will be required before a final evaluation as to the economic and legal feasibility of Wolverine’s mineral claims is determined.

On February 28, 2007 Wolverine acquired a 90% interest in 516 mineral claims from Shenin Resources Inc. for the aggregate cost of $374,000.

On May 17, 2007, Wolverine acquired an additional six mineral claims from Richard Haderer for the cost of $321 (CDN$360).

All 522 mineral claims are in the Province of Newfoundland and Labrador in Canada (the “Labrador Claims”).  The Labrador Claims are located about 120 kilometres (76 miles) west of Goose Bay, Labrador, which is near the Atlantic Coast in northern Canada.  Infrastructure required for exploration, advanced exploration and even mining are excellent given the proximity of the property to Goose Bay, Labrador, which has an international airport and a number of exploration outfitters.

Wolverine’s consulting geophysicist has written a report dated May 25, 2007, providing management with recommendations of how Wolverine should explore the Labrador Claims.  From the work conducted on the Labrador Claims to date, there is indication of possible gold and copper mineralization, but additional work needs to be conducted on the Labrador Claims to prove such mineralization.

Wolverine’s objective is to conduct exploration activities on the Labrador Claims to assess whether the property possesses any commercially viable deposits.  Until Wolverine can validate otherwise, the Labrador Claims are without known reserves.  Management is planning a five phase exploration program to explore the Labrador Claims.  Access to the Labrador Claims is restricted to the period of May to November of each year due to snow in the area.  This means that Wolverine’s exploration activities are limited to a period of about six to seven months per year.  Wolverine completed Phase One and Phase Two of its exploration program in October of 2007 and completed Phase 3 of its exploration program in August 2008.   The following table summarizes the next three phases of Wolverine’s proposed exploration program:

Phase Number	Planned Exploration Activities	Time Table
Four ~~Three~~ 	Ground Review~~Excavating, Surface Trenching and an induced Polarization Survey~~	~~Summer~~Fall 2008
Five	Drill Program	Fall 2008

To date Wolverine has raised $759,400 via offerings completed between April 2006 and June 2008.  The following table summarizes the date of offering, the price per share paid, the number of shares sold, and the amount raised for these three offerings.

Closing Date of Offering	Price Per Share Paid	Number of Shares Sold	Amount Raised
April 3, 2006	$0.001	4,000,000	$4,000
June 2006-September 2007	$0.01	25,640,000	$256,400
September 2007-October 2007	$0.10	3,890,000	$389,000
June 25 2008	$0.10	1,100,000	$110,000

Wolverine has no revenues, has achieved losses since inception, has no operations, has been issued a going concern opinion by its auditor and relies upon the sale of its shares of common stock to fund its operations.

Name, Address, and Telephone Number of Registrant

Wolverine Exploration Inc.
4055 McLean Road
Quesnel, British Columbia
Canada, V2J 6V5

Tel: (250) 992-6972

Page - 5

The Offering

The following is a brief summary of this offering.

Securities being offered to new and current investors:	Up to a maximum of 15 million units with no minimum purchase. Each unit consists of one share of common stock and one warrant exercisable at $0.15 per warrant for a period of two years.
Securities being offered by selling shareholders:	64,630,000 shares of common stock (These shares are being registered by Wolverine for resale on behalf of existing shareholders.)
Offering price:
$0.10 (The offering price for Wolverine’s offering includes a share and an additional warrant whereas the same offering price for the named selling shareholders only includes a share and not an additional warrant.)

Offering period:	The shares are being offered for a period not to exceed 180 days following the effective date of this registration statement.
Net proceeds to Wolverine (assuming that all units are sold and no warrants exercised):	Up to a maximum of $1,432,000.
Use of proceeds:	To fund exploration work, fund ongoing operations, pay accounts payable, and to pay for offering expenses.
Number of shares outstanding before the offering:	68,630,000
Number of shares outstanding after the offering (assuming that all units are sold and no warrants exercised):	83,630,000

Summary Financial Information

The tables and information below are derived from Wolverine’s audited financial statements for the years-ended May 31, 2007 and 2008 , and the period ended May 31, 2006. ~~and from Wolverines unaudited financial statements for the nine months ended February 29, 2008~~   Wolverine had a working capital deficit of $116.568  ~~92,277~~ and $105,874 as at May 31, ~~February 29~~ 2008 and May 31, 2007 respectively.

Financial Summary	May 31,~~February 29~~ 2008 $	 ~~May 31, 2007~~ 	May 31, 2007 $
Cash	18,990	 ~~10,366~~ 	10,366~~36,836~~
Total Assets	373,639	 ~~386,261~~ 	386,261~~36,961~~
Total Liabilities	141,986	 ~~143,914~~ 	143,914~~19,188~~
Total Liabilities and Stockholder’s Equity	373,639	 ~~386,261~~ 	386,261~~36,961~~

Statement of Operations	Accumulated From February 23, 2006 (Date of Inception) to ~~February 29,~~May 31, 2008 $	For the Year Ended May 31, 2008~~2007~~ $	 ~~From February 23, 2006   (Date of Inception) to~~  For the Year Ended May 31, 2007 ~~2006~~ $
Revenue	−	−	−
Net Loss For the Period	868,421~~763,456~~	623,768~~224,926~~	224,926~~19,727~~
Net Loss per Share	0.02~~.01~~	0.01	0.01

The book value of Wolverine’s outstanding common stock is $0.01 per share as at May 31, 2008.~~2007~~

Page - 6

Risk Factors

An investment in the common stock of Wolverine involves a number of very significant risks.  You should carefully consider the following known material risks and uncertainties in addition to other information in this prospectus in evaluating Wolverine and its business before purchasing shares of Wolverine‘s common stock.  Wolverine’s business, operating results and financial condition could be seriously harmed due to any of the following known material risks.  The risks described below are not the only ones facing Wolverine.  Additional risks not presently known to Wolverine may also impair its business operations.  You could lose all or part of your investment due to any of these risks.

 If Wolverine does not obtain additional financing, the business plan will fail.

Wolverine’s current operating funds are insufficient to complete the next phases of its proposed exploration program on its Labrador mineral claims.  Wolverine will need to obtain additional financing in order to complete its business plan and its proposed exploration program.  Wolverine’s business plan calls for significant expenses in connection with the exploration of the Labrador Claims.  Wolverine has not made arrangements to secure any additional financing.

 Wolverine’s failure to make required expenditures could cause us to lose title to the mineral claim.

Under the terms of the Vend-In Agreement with Shenin Resources Inc., Wolverine is required to incur the following expenditures on the claims (i) CDN $150,000 on or before March 1, 2008; (ii) CDN $200,000 on or before March 1, 2009, and (iii) CDN $250,000 on or before March 1, 2010; provided that (iv) any excess amount spent in one year may be carried forward and applied towards fulfillment of the expenditure required in the later year.  As a result of its completion of Phase One and Phase Two of the proposed exploration program, Wolverine has met its March 1, 2008 expenditure requirements.  However, there is no assurance that Wolverine can fulfill the other expenditure requirements and may lose title to the Labrador Claims.

 Because Wolverine has only recently commenced business operations, Wolverine faces a high risk of business failure and this could result in a total loss of your investment.

Wolverine has recently begun the initial stages of exploration of the Labrador Claims, and thus has no way to evaluate the likelihood whether Wolverine will be able to operate its business successfully.  Wolverine was incorporated on February 23, 2006 and to date has been involved primarily in organizational activities, obtaining financing and preliminary exploration of the Labrador Claims.  Wolverine has not earned any revenues and Wolverine has never achieved profitability as of the date of this prospectus.  Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises.  The likelihood of success must be considered in the light of problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that Wolverine plans to undertake.  These potential problems include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates.  Wolverine has no history upon which to base any assumption as to the likelihood that its business will prove successful, and Wolverine can provide no assurance to investors that Wolverine will generate any operating revenues or ever achieve profitable operations.  If Wolverine is unsuccessful in addressing these risks its business will likely fail and you will lose your entire investment in this offering.

 Because Wolverine has only recently commenced business operations, Wolverine expects to incur operating losses for the foreseeable future.

Wolverine has never earned any revenue and Wolverine has never been profitable.  Prior to completing exploration on the Labrador Claims, Wolverine may incur increased operating expenses without realizing any revenues from the Labrador Claims, this could cause Wolverine to fail and you will lose your entire investment in this offering.

 If Wolverine does not find a joint venture partner for the continued development of its mineral claims, Wolverine may not be able to advance exploration work.

If the results of the exploration program are successful, Wolverine may try to enter into a joint venture agreement with a partner for the further exploration and possible production of the Labrador Claims.  Wolverine would face competition from other junior mineral resource exploration companies who have properties that they deem to be attractive in terms of potential return and investment cost.  In addition, if Wolverine entered into a joint venture agreement, Wolverine would likely assign a percentage of its interest in the Labrador Claims to the joint venture partner.  If Wolverine is unable to enter into a joint venture agreement with a partner, Wolverine may fail and you may lose your entire investment in this offering.

 Because of the speculative nature of mineral property exploration, there is substantial risk that no commercially viable deposits will be found and the business of Wolverine will fail.

Exploration for base and precious metals is a speculative venture involving substantial risk.  Wolverine can provide investors with no assurance that the Labrador Claims contain commercially viable mineral deposits.  The exploration program that Wolverine will conduct on the Labrador Claims may not result in the discovery of commercial viable mineral deposits.  Problems such as unusual and unexpected rock formations and other conditions are involved in base and precious metal exploration and often result in unsuccessful exploration efforts.  In such a case, Wolverine may be unable to complete its business plan and you could lose your entire investment in this offering.

Page - 7

 Because of the inherent dangers involved in base and precious metal exploration, there is a risk that Wolverine may incur liability or damages as Wolverine conducts its business.

The search for base and precious metals involves numerous hazards.  As a result, Wolverine may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which Wolverine cannot insure or against which Wolverine may elect not to insure.  Wolverine currently has no such insurance nor does Wolverine expect to get such insurance in the foreseeable future.  If a hazard were to occur, the costs of rectifying the hazard may exceed Wolverine’s asset value and cause Wolverine to liquidate all of its assets resulting in the loss of your entire investment in this offering.

 Because access to Wolverine’s mineral claims is often restricted by inclement weather, Wolverine will be delayed in exploration and any future mining efforts.

Access to the Labrador mineral claims is restricted to the period between May and November of each year due to snow in the area.  As a result, any attempts to visit, test, or explore the property are largely limited to these few months of the year when weather permits such activities.  These limitations can result in significant delays in exploration efforts, as well as mining and production in the event that commercial amounts of minerals are found.  Such delays can result in Wolverine’s inability to meet deadlines for exploration expenditures as defined by the Province of Newfoundland and Labrador or by the Vend-In Agreement with Shenin Resources Inc.  This could cause the business venture to fail and the loss of your entire investment in this offering unless Wolverine can meet the deadlines.

 As Wolverine undertakes exploration of the Labrador Claims, Wolverine will be subject to compliance with government regulation that may increase the anticipated time and cost of its exploration program.

There are several governmental regulations that materially restrict the exploration of minerals.  Wolverine will be subject to the mining laws and regulations as contained in the Mineral Act of the Province of Newfoundland and Labrador as Wolverine carries out its exploration program.  Wolverine may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these regulations.  While Wolverine’s planned exploration program budgets for regulatory compliance, there is a risk that new regulations could increase Wolverine’s time and costs of doing business and prevent Wolverine from carrying out its exploration program.

 Because market factors in the mining business are out of Wolverine’s control, Wolverine may not be able to market any minerals that may be found.

The mining industry, in general, is intensely competitive and we can provide no assurance to investors even if minerals are discovered that a ready market will exist from the sale of any base or precious metals found.  Numerous factors beyond Wolverine’s control may affect the marketability of base or precious metals.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Wolverine not receiving an adequate return on invested capital and you may lose your entire investment in this offering.

 Because Wolverine holds a significant portion of its cash reserves in United States dollars, Wolverine may experience weakened purchasing power in Canadian dollar terms.

Wolverine holds a significant portion of its cash reserves in United States dollars.  Due to foreign exchange rate fluctuations, the value of these United States dollar reserves can result in both translation gains or losses in Canadian dollar terms.  If there was to be a significant decline in the United States dollar versus the Canadian Dollar, Wolverine’s US dollar purchasing power in Canadian dollars would also significantly decline.  Wolverine has not entered into derivative instruments to offset the impact of foreign exchange fluctuations.

 Wolverine’s auditors have expressed substantial doubt about Wolverine’s ability to continue as a going concern.

The accompanying financial statements have been prepared assuming that Wolverine will continue as a going concern.  As discussed in Note 3 ~~1~~  to the financial statements, Wolverine was recently incorporated on February 23, 2006, and does not have a history of earnings, and as a result, Wolverine’s auditor has expressed substantial doubt about the ability of Wolverine to continue as a going concern.  Continued operations are dependent on Wolverine’s ability to complete equity or debt financings or generate profitable operations.  Such financings may not be available or may not be available on reasonable terms.  Wolverine’s financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Page - 8

 There is no liquidity and no established public market for Wolverine’s common stock and it may prove impossible to sell your shares.

There is presently no public market in Wolverine’s shares.  While Wolverine intends to contact an authorized OTC Bulletin Board market maker for sponsorship of its common stock, Wolverine cannot guarantee that such sponsorship will be approved nor that Wolverine’s common stock will be listed and quoted for sale.  Even if Wolverine’s shares are quoted for sale, buyers may be insufficient in numbers to allow for a robust market, and it may prove impossible to sell your shares.

 If the selling shareholders sell a large number of shares all at once or in blocks, the value of Wolverine’s shares would most likely decline.

The selling shareholders are offering 64,630,000 shares of Wolverine’s common stock through this prospectus.  They must sell these shares at a fixed price of $0.10 until such time as they are quoted on the OTC Bulletin Board or other quotation system or stock exchange.  Wolverine’s common stock is presently not traded on any market or securities exchange, but should a market develop, shares sold at a price below the current market price at which the common stock is trading will cause that market price to decline.  Moreover, the offer or sale of large numbers of shares at any price may cause the market price to fall. The outstanding shares of common stock covered by this prospectus represent approximately 94.2% of the common shares currently outstanding.

 Wolverine’s common stock is subject to the “penny stock” rules of the SEC and the trading market in Wolverine’s securities is limited, which makes transactions in Wolverine’s stock cumbersome and may reduce the value of an investment in Wolverine’s stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to Wolverine, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of Wolverine’s common stock and cause a decline in the market value of Wolverine’s common stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Use of Proceeds

The following table indicates the use of proceeds based on the percentage of the financing that is successfully sold.

	Sale Of 100%	Sale of 75%	Sale of 50%	Sale Of 25%
Gross Proceeds	$1,500,000	$1,125,000	$750,000	$375,000
Number of Shares Sold	15,000,000	11,250,000	7,500,000	3,750,000

Less expenses of offering:
Legal and Registration Fees	$30,500	$30,500	$30,500	$30,500
Accounting and Auditing	31,500	31,500	31,500	31,500
Electronic Filing and Printing	3,000	3,000	3,000	3,000
Transfer Agent	3,000	3,000	3,000	3,000
Net Proceeds	$1,432,000	$1,057,000	$682,000	$307,000

Use of net proceeds
Exploration of Labrador Claims	$744,050~~824,849~~	$744,050~~824,849~~	$214,500~~292,974~~	$97,500~~26,174~~
Payment of Accounts Payable	$125,000	$125,000	$125,000	$125,000
Working Capital	$562,950~~482,151~~	$187,950~~107,151~~	$342,500~~264,026~~	$ 84,500~~155,826~~

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Analysis of Financing Scenarios

After deduction $68,000 for estimated offering expenses including legal and registration fees, accounting and auditing, electronic filing and printing, and transfer agent, the net proceeds from this offering may be as much as $1,432,000, assuming all 15 million units are sold.  However, there can be no assurance that any of these shares will be sold.  Wolverine will use the proceeds to fund its next three phases of its proposed exploration program.

In all four scenarios Wolverine will complete exploration on its Labrador Claims.  Wolverine will increase its exploration efforts if it is able to sell a higher percentage of this offering as described in the above table.  The proposed exploration program on the Labrador Claims will consist of  ~~a ground review~~ excavating, surface trenching, an induced polarization survey, and a drill program.  See “Description of Business – Plan of Operation” below for more details.  If Wolverine does not sell at least 12~~7~~ % of this offering Wolverine will not be able to fund the excavation and surface trenching of Phase Four~~Three~~ of its proposed exploration program.  If Wolverine does not sell at least 15~~25~~ % of this offering Wolverine will be not be able to fund Phase Four of its proposed exploration program.

Determination of Offering Price

The offering price has been determined by Wolverine’s board of directors.  The board of directors selected the $0.10 offering price for both the sale of the shares by the selling shareholders and for the sale of the units by Wolverine.   The offering price was determined by using a number of factors.  Management considered the price of the most recent financings.  Additionally, management estimated the cost of this offering plus the amount Wolverine needs to operate its business for the next 12 months.  Management determined the offering price by assessing Wolverine’s capital requirements against the price management thinks investors are willing to pay for Wolverine’s common stock.

The offering price for the shares to be sold by the selling shareholders was the last price that the selling shareholders paid for their shares.  Currently there is no market for Wolverine’s common stock and Wolverine wanted to give its shareholders the ability to sell their shares for a price equal or greater to the price they paid for their shares.  If Wolverine’s common stock is listed for trading on the OTC Bulletin Board, the price of the common stock will then be established by the market.

At the same time, the offering price for the units to be sold by Wolverine was arbitrarily determined based on Wolverine’s internal assessment of what the market would support in order for Wolverine to raise $1,500,000 in this offering.  In determining the number of shares to be offered and the offering price, management took into consideration Wolverine’s cash on hand and the amount of money Wolverine would need to implement its plan of operation.  Among the factors considered in determining the offering price were:

•	Wolverine’s lack of business history;
•	the proceeds to be raised by the offering;
•	the amount of capital to be contributed by investors in this offering in proportion to the amount of stock to be retained by Wolverine’s existing shareholders, and;
•	Wolverine’s relative cash requirements; see “Plan of Distribution” beginning on page 16.

The offering price for both the shares offered by the selling shareholders and the units offered by Wolverine does not bear any relationship to Wolverine’s assets, book value, earnings, or other established criteria for valuing a privately held company.  Accordingly, the offering price should not be considered an indication of the actual value of the Wolverine’s common stock nor should the offering price be regarded as an indicator of the future market price of Wolverine’s common stock.

The offering made by Wolverine is comprised of shares plus additional warrants for the same offering price that the named selling shareholders are offering their shares, but without the additional warrants.

Page - 10

Dilution

Prior to this offering, Wolverine had 68,630,~~67,530~~000 shares of common stock issued and outstanding as at May 31~~February 29,~~, 2008.  The net tangible book value of Wolverine as at May 31~~February 29,~~, 2008 was $231,653~~255,944~~ or $0.003~~004~~ per share.  Net tangible book value per share is determined by dividing Wolverine’s tangible net worth, consisting of tangible assets less total liabilities, by the number of shares outstanding.  The average price paid by the present shareholders is $0.016.  The following tables summarize the difference between the average price paid by present shareholders and the price to be paid by subscribers to this offering for 25%, 50%, 75% and 100% subscription rates.

Analysis for 25% Subscription
Shareholder Type	Price Paid $	Number of Shares Held	Amount of Consideration Paid	Percentage of Consideration	Percentage of Shares Held
Present Shareholders	$0.016	68,630,000	$1,099,400	74.6%	94.8%
Investors in this Offering	$0.10	3,750,000	$375,000	25.4%	5.2%

Analysis for 50% Subscription
Shareholder Type	Price Paid $	Number of Shares Held	Amount of Consideration Paid	Percentage of Consideration	Percentage of Shares Held
Present Shareholders	$0.016	68,630,000	$1,099,400	59.4%	90.1%
Investors in this Offering	$0.10	7,500,000	$750,000	40.6%	9.9%

Analysis for 75% Subscription
Shareholder Type	Price Paid $	Number of Shares Held	Amount of Consideration Paid	Percentage of Consideration	Percentage of Shares Held
Present Shareholders	$0.016	68,630,000	$1,099,400	49.4%	85.9%
Investors in this Offering	$0.10	11,250,000	$1,125,000	50.6%	14.1%

Analysis for 100% Subscription
Shareholder Type	Price Paid $	Number of Shares Held	Amount of Consideration Paid	Percentage of Consideration	Percentage of Shares Held
Present Shareholders	$0.016	68,630,000	$1,099,400	42.3%	82.1%
Investors in this Offering	$0.10	15,000,000	$1,500,000	57.7%	17.9%

“Dilution” means the difference between Wolverine’s public offering price ($0.10 per unit) and its proforma net tangible book value per share after implementing this offering and accounting for the cost of the offering.  Net tangible book value per share is determined by dividing Wolverine’s tangible net worth, consisting of tangible assets less total liabilities, by the number of shares outstanding.  The following table will show the net tangible book value of Wolverine’s shares both before and after the completion of this offering for 25%, 50%, 75% and 100% subscription rates.

	25%	50%	75%	100%
Public offering price per unit	$0.10	$0.10	$0.10	$0.10
Net tangible book value per share before offering	$0.003~~004~~	$0.003~~004~~	$0.003~~004~~	$0.003~~004~~
Proforma net tangible book value per share after offering	$0.007~~008~~	$0.012	$0.016	$0.020
Increase per share attributable to public investors	$0.004	$0.009~~008~~	$0.013~~012~~	$0.017~~016~~
Dilution per share to public investors	$0.093~~092~~	$0.088	$0.084	$0.080

Page - 11

Selling Shareholders

The selling shareholders named in this prospectus are offering all of their 64,630,000 shares of the common stock offered through this prospectus.  These shares were acquired from Wolverine in the following private placements and acquisition of mineral claims:

1.
27,480,000 shares of Wolverine common stock that the selling shareholders acquired from Wolverine in offerings that were exempt from registration under Regulation S of the Securities Act of 1933 and were completed between June 13, 2006 and June 25, 2008.

2.
34,000,000 shares of common stock issued on February 28, 2007 to seven non-affiliate Canadian residents pursuant to a Vend-In Agreement dated February 28, 2007 with Shenin Resources Inc., a non-affiliate Canadian company, at a deemed price of $0.01 per share for the acquisition of the Labrador mineral claims.

3.
3,150,000 shares of Wolverine common stock that the selling shareholders acquired from Wolverine in offerings that were exempt from registration under Regulation D of the Securities Act of 1933 and were completed between April 30, 2007 and June 25, 2008.

The shares of common stock were sold to investors under exemptions provided in Canada and Regulation S and accredited investors under exemptions provided in the United States and Regulation D.

Until a public market is established for Wolverine’s common stock, the selling shareholders will be offering their shares, which do not include an additional warrant, at the same offering price as the offering made by Wolverine, which includes both a share and an additional warrant.

The following table provides as of the date of this prospectus information regarding the beneficial ownership of Wolverine’s common stock held by each of the selling shareholders, including:

1.	the number of shares owned by each before the offering;
2.	the total number of shares that are to be offered for each;
3.	the total number of shares that will be owned by each upon completion of the offering; and
4.	the percentage owned by each upon completion of the offering.

Name of Selling Shareholder	Shares Owned Before the Offering	Total Number of Shares to be Offered for the Security Holder’s Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
Mitchell Adam	300,000	300,000	Nil	Nil
Anchor Equipment (2005) Ltd. (1)	100,000	100,000	Nil	Nil
H. Roderick Anderson	1,300,000	1,300,000	Nil	Nil
Margaret Archibald	100,000	100,000	Nil	Nil
Daryl M. Auwai	50,000	50,000	Nil	Nil
Balch Research Corp. (2)	1,850,000	1,850,000	Nil	Nil
Salvatore Basile	50,000	50,000	Nil	Nil
John Bevilacqua	200,000	200,000	Nil	Nil
Ralph Biggar	5,000,000	5,000,000	Nil	Nil
Dr. J. Andrew Birch	400,000	400,000	Nil	Nil
Mike Birch	100,000	100,000	Nil	Nil
Birch Living Trust (3)	2,150,000	2,150,000	Nil	Nil
Tim Bokenfohr	100,000	100,000	Nil	Nil
Don Bossert	50,000	50,000	Nil	Nil
Don Bowins	100,000	100,000	Nil	Nil
Paulo Branco	300,000	300,000	Nil	Nil
Donald & Pamela Brewer, joint tenants	100,000	100,000	Nil	Nil
Art Brown	100,000	100,000	Nil	Nil

Page - 12

Name of Selling Shareholder	Shares Owned Before the Offering	Total Number of Shares to be Offered for the Security Holder’s Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
J. Frank Callaghan	100,000	100,000	Nil	Nil
Don J. Carroll	100,000	100,000	Nil	Nil
Alan Carter	400,000	400,000	Nil	Nil
Robin Chandler	250,000	250,000	Nil	Nil
Steve Chios	100,000	100,000	Nil	Nil
Chuch Choo	200,000	200,000	Nil	Nil
Clark David Chul Christie	100,000	100,000	Nil	Nil
David Christie	100,000	100,000	Nil	Nil
James Douglas Christie	100,000	100,000	Nil	Nil
Song Sook Byun Christie	100,000	100,000	Nil	Nil
Randy Contoli	200,000	200,000	Nil	Nil
Greg Corcoran	200,000	200,000	Nil	Nil
Angeline Wong Cordero	100,000	100,000	Nil	Nil
Anriza Wong Cordero	1,000,000	1,000,000	Nil	Nil
Debbie Coventry	50,000	50,000	Nil	Nil
Melvin Crocker	50,000	50,000	Nil	Nil
Crystalwood Holdings Ltd. (4)	200,000	200,000	Nil	Nil
Joao DaCosta	300,000	300,000	Nil	Nil
DaCosta Management Corp. (5)	700,000	700,000	Nil	Nil
Maria Da Silva	1,000,000	1,000,000	Nil	Nil
Marilyn Dilgenti-Smith	50,000	50,000	Nil	Nil
James F. Dixon	100,000	100,000	Nil	Nil
Eva Dudas	50,000	50,000	Nil	Nil
Art Den Duyf	5,375,000	5,375,000	Nil	Nil
John Dyck	100,000	100,000	Nil	Nil
Slade Dyer	200,000	200,000	Nil	Nil
Keith Elliot	50,000	50,000	Nil	Nil
Cherie Federau	450,000	450,000	Nil	Nil
Dennis & Cindy Federighi, joint tenants	100,000	100,000	Nil	Nil
Rick Finlayson	100,000	100,000	Nil	Nil
Paul Fong	50,000	50,000	Nil	Nil
Peter Gommerud	50,000	50,000	Nil	Nil
David Grandy	300,000	300,000	Nil	Nil
Vincent Grant Gough	300,000	300,000	Nil	Nil
Feliberto Gurat	300,000	300,000	Nil	Nil
Allan Haderer	50,000	50,000	Nil	Nil
Richard Haderer	5,250,000	5,250,000	Nil	Nil
Hunter Henley	50,000	50,000	Nil	Nil
Peter J. Hoyle	100,000	100,000	Nil	Nil
Stanlie Hunt	100,000	100,000	Nil	Nil
Peter Keegan	100,000	100,000	Nil	Nil

Page - 13

Name of Selling Shareholder	Shares Owned Before the Offering	Total Number of Shares to be Offered for the Security Holder’s Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
Ron Keegan	50,000	50,000	Nil	Nil
Jack A. Kleman	100,000	100,000	Nil	Nil
Amin Ladha	100,000	100,000	Nil	Nil
Laurel Lee	50,000	50,000	Nil	Nil
Ng Liang	100,000	100,000	Nil	Nil
Gary Liu	100,000	100,000	Nil	Nil
Deirdre Lynch	5,250,000	5,250,000	Nil	Nil
R. Hector MacKay-Dunn	200,000	200,000	Nil	Nil
Alastair MacLennan	100,000	100,000	Nil	Nil
Teresa Mallam	50,000	50,000	Nil	Nil
Joseph R. Martin	250,000	250,000	Nil	Nil
Terry Mathers	50,000	50,000	Nil	Nil
Kyle Stanley McClay	100,000	100,000	Nil	Nil
Stanley McClay	200,000	200,000	Nil	Nil
Stan McDonald	100,000	100,000	Nil	Nil
Patrick McGrath	50,000	50,000	Nil	Nil
Gerald T. McGuire	100,000	100,000	Nil	Nil
Derrick McKinnon	100,000	100,000	Nil	Nil
John McLachlan	100,000	100,000	Nil	Nil
Cindy Mitchell	250,000	250,000	Nil	Nil
Mario Morrison	300,000	300,000	Nil	Nil
Robert R. Morrison	100,000	100,000	Nil	Nil
Dave Neale	200,000	200,000	Nil	Nil
Deanna Neale	200,000	200,000	Nil	Nil
Greg Neale	500,000	500,000	Nil	Nil
Jill Neale	750,000	750,000	Nil	Nil
Thian Yew Ng	5,225,000	5,225,000	Nil	Nil
Linda Nichols	500,000	500,000	Nil	Nil
Neil Nichols	5,000,000	5,000,000	Nil	Nil
Byron L. Novosad	400,000	400,000	Nil	Nil
George Shigeru Okamoto	400,000	400,000	Nil	Nil
Christopher Thomas Oliver	50,000	50,000	Nil	Nil
Otter Crique Ventures Limitee (6)	1,000,000	1,000,000	Nil	Nil
Angelo S. Paris	100,000	100,000	Nil	Nil
Enrica Paris	250,000	250,000	Nil	Nil
Franco Pederzini	100,000	100,000	Nil	Nil
Don Peterson	400,000	400,000	Nil	Nil
Lawrence Leroy Pickens and Mary Annette Pickens, joint tenants	50,000	50,000	Nil	Nil
Prote Poker	5,000,000	5,000,000	Nil	Nil
Dale B. Pope	200,000	200,000	Nil	Nil
Vincent and Miriam Puccio 2007 Trust (7)	300,000	300,000	Nil	Nil

Page - 14

Name of Selling Shareholder	Shares Owned Before the Offering	Total Number of Shares to be Offered for the Security Holder’s Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
Wade Pugh	200,000	200,000	Nil	Nil
Carla Radiuk	50,000	50,000	Nil	Nil
Russel Renneberg	100,000	100,000	Nil	Nil
Anthony Ricci	1,000,000	1,000,000	Nil	Nil
Patricia N. Ritchie	100,000	100,000	Nil	Nil
Robert Ruff	100,000	100,000	Nil	Nil
Bruce E. Rutherford	50,000	50,000	Nil	Nil
Brent Shaw	100,000	100,000	Nil	Nil
Chris Sherry	300,000	300,000	Nil	Nil
Lambros Siamos	100,000	100,000	Nil	Nil
Signature Holdings L.L.C. (8)	50,000	50,000	Nil	Nil
Terry Sklavenitis	200,000	200,000	Nil	Nil
Adam Strauts	50,000	50,000	Nil	Nil
Daniel Strauts	50,000	50,000	Nil	Nil
Katherine Strauts	50,000	50,000	Nil	Nil
Matthew Strauts	50,000	50,000	Nil	Nil
Dr. Z. Strauts Inc. (9)	100,000	100,000	Nil	Nil
Douglas H. Stroyhan	100,000	100,000	Nil	Nil
Michael Sweeney	100,000	100,000	Nil	Nil
Tequila Sunset Ltd. (10)	250,000	250,000	Nil	Nil
Derrick Townsend	200,000	200,000	Nil	Nil
Anreas Tsonis	100,000	100,000	Nil	Nil
Steve Van Dalen	300,000	300,000	Nil	Nil
VP Bank (Switzerland) Ltd. (11)	100,000	100,000	Nil	Nil
Dale Weeres	180,000	180,000	Nil	Nil
Kelvin Williams	50,000	50,000	Nil	Nil
Christian Wirth	500,000	500,000	Nil	Nil
David Wolfin	100,000	100,000	Nil	Nil
Anthony Wttewaall	250,000	250,000	Nil	Nil
1628240 Ontario Inc. (12)	400,000	400,000	Nil	Nil
Total	64,630,000	64,630,000	0	0
(1)	John Dyck is the beneficial owner of Anchor Equipment (2005) Ltd.
(2)	Steve Balch is the beneficial owner of Balch Research Corp.
(3)	Dennis Birch is the beneficial owner of Birch Living Trust.
(4)	Leon Nowek is the beneficial owner of Crystalwood Holdings Ltd.
(5)	John daCosta is the beneficial owner of DaCosta Management Corp.
(6)	Verlee Webb is the beneficial owner of Otter Crique Ventures Limitée.
(7)	Vincent Puccio and Miriam Puccio are the beneficial owners of the Vincent and Miriam Puccio 2007 Trust.
(8)	Fred Avery is the beneficial owner of Signature Holdings L.L.C.
(9)	Zigart Strauts is the beneficial owner of Dr. Z. Strauts Inc.
(10)	Neil Nichols is the beneficial owner of Tequila Sunset Ltd.
(11)	Maria Salviti is the beneficial owner of VP Bank (Switzerland) Ltd.
(12)	Wally Boyko is the beneficial owner of 1628240 Ontario Inc.

Page - 15

Plan of Distribution

This is a self-underwritten offering.  In general Wolverine will have two types of shares that will be available for distribution:

1.	New shares related to its Initial Public Offering.
2.	Non-affiliate shares owned by selling shareholders.

New Shares Related to Wolverine’s Initial Public Offering

Wolverine will attempt to sell a maximum of 15 million units to the public on a self underwritten basis.  There can be no assurance that any of these units will be sold.  Wolverine’s gross proceeds will be $1,500,000 if all the units offered are sold.  Neither Wolverine nor its President, nor any other person, will pay commissions or other fees, directly or indirectly, to any person or firm in connection with solicitation of the sales of the shares.

The offering made by Wolverine is comprised of shares plus additional warrants for the same offering price that the named selling shareholders are offering their shares, but without the additional warrants.

The following discussion addresses the material terms of the plan of distribution.

Wolverine is offering up to 15 million units at a price of $0.10 per unit.  Since this offering is conducted as a self-underwritten offering, there can be no assurance that any of the units will be sold.  If Wolverine fails to sell all the units it is trying to sell, Wolverine’s ability to implement its business plan will be materially affected, and you may lose all or substantially all of your investment.

There is currently no market for any of Wolverine’s shares of common stock and little likelihood that a public market for such securities will develop after the closing of this offering or be sustained if developed.  As such, investors may not be able to readily dispose of any shares purchased in this offering.

The legal opinion with respect to Wolverine’s stock is included as an exhibit to this registration statement.

Lee Costerd, Wolverine’s President and sole director, and current shareholders may purchase securities in this offering upon the same terms and conditions as public investors.  If any purchase by a current shareholder triggered a material change, Wolverine would promptly file a post effective amendment to this registration statement.  Any of these purchasers would be purchasing Wolverine’s common stock for investment and not for resale.

No broker or dealer is participating in this offering.  If, for some reason, Wolverine’s sole director or shareholders were to determine that the participation of a broker or dealer is necessary, this offering will be promptly amended by a post effective amendment to disclose the details of this arrangement, including the fact that the broker or dealer is acting as an underwriter of this offering.  This amendment would also detail the proposed compensation to be paid to any such broker or dealer.  The post effective amendment would also extend an offer of rescission to any investors who subscribed to this offering before the broker or dealer was named.  In addition to the foregoing requirements; Wolverine would be required to file any such amendment with the Corporate Finance Department of the National Association of Securities Dealers, Inc. and to obtain from them a “no objection” position from that organization on the fairness of the underwriting compensation.

The offering will remain open for a period 180 days from the date Wolverine is legally allowed to commence selling shares based on this prospectus, unless the entire gross proceeds are earlier received or Wolverine decides, in its sole discretion, to cease selling efforts.

Non-Affiliate Shares Owned by Selling Shareholders

The selling shareholders who currently own 64,630,000 shares of common stock in the capital of Wolverine may sell some or all of their common stock in one or more transactions, including block transactions.

Page - 16

The selling shareholders will sell the shares at $0.10 per share until Wolverine’s shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.   The offering made by Wolverine is comprised of shares plus additional warrants for the same offering price that the named selling shareholders are offering their shares, but without the additional warrants.

The shares may also be sold in compliance with the Securities and Exchange Commission’s Rule 144.  A description of the selling limitations defined by Rule 144 can be located on page 26~~27~~ of this prospectus.

The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal.  Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser.  The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker’s or dealer’s commitment to the selling shareholders.

Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares.  These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers.  If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with Wolverine.  Such partners may, in turn, distribute such shares as described above. Wolverine can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders.

Wolverine is bearing all costs relating to the registration of the common stock owned by the selling shareholders.  The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling shareholders must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock.  In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

•	Not engage in any stabilization activities in connection with Wolverine’s common stock;
•	Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and
•	Not bid for or purchase any of Wolverine’s securities or attempt to induce any person to purchase any of Wolverine’s securities other than as permitted under the Securities Exchange Act.

The Securities Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which:

•	contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
•	contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties;
•	contains a brief, clear, narrative description of a dealer market, including “bid” and “ask” prices for penny stocks and the significance of the spread between the bid and ask price;
•	contains a toll-free telephone number for inquiries on disciplinary actions;
•	defines significant terms in the disclosure document or in the conduct of trading penny stocks; and
•	contains such other information and is in such form (including language, type, size, and format) as the Commission shall require by rule or regulation;

Page - 17

The broker-dealer also must provide, prior to proceeding with any transaction in a penny stock, the customer:

1.	with bid and offer quotations for the penny stock;
2.	details of the compensation of the broker-dealer and its salesperson in the transaction;
3.	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
4.	monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  These disclosure requirements will have the effect of reducing the trading activity in the secondary market for Wolverine’s stock because it will be subject to these penny stock rules.  Therefore, stockholders may have difficulty selling those securities.

Regulation M

During such time as Wolverine may be engaged in a distribution of any of the shares Wolverine is registering by this registration statement, Wolverine is required to comply with Regulation M.  In general, Regulation M precludes any selling security holder, any affiliated purchasers, and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.  Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods.  Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution.  Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.  Wolverine has informed the selling shareholders that the anti-manipulation provisions of Regulation M may apply to the sales of their shares offered by this prospectus, and Wolverine has also advised the selling shareholders of the requirements for delivery of this prospectus in connection with any sales of the common stock offered by this prospectus.

Description of Securities to be Registered

General

Wolverine’s authorized capital stock consists of 200,000,000 shares of common stock at a par value of $0.001 per share.  On February 26, 2007, the authorized capital was increased from 75 million shares of common stock.

Common Stock

As at the date of this prospectus, 68,630,000 shares of common stock are issued and outstanding and held by 132 shareholders of record. All of this common stock has been validly issued, is fully paid and is non-assessable.

Holders of Wolverine’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights.  Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors.  Holders of one-third of shares of common stock issued and outstanding, represented in person or by proxy, are necessary to constitute a quorum at any meeting of Wolverine’s stockholders.  A vote by the holders of a majority of Wolverine’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to Wolverine’s Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds.  In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.  Holders of Wolverine’s common stock have no preemptive rights, no conversion rights and there are no redemption provisions applicable to Wolverine’s common stock.

Page - 18

Dividend Policy

Wolverine has never declared or paid any cash dividends on its common stock.  Wolverine currently intends to retain future earnings, if any, to finance the expansion of its business.  As a result, Wolverine does not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

As of the date of this prospectus, there are no outstanding warrants to purchase Wolverine’s securities.  Wolverine may, however, in addition to the warrants to be issued in this unit offering, issue warrants to purchase its securities in the future.

Options

As of the date of this prospectus, there are no options to purchase Wolverine’s securities.  Wolverine may, however, in the future grant such options and/or establish an incentive stock option plan for its directors, employees and consultants.

Convertible Securities

As of the date of this prospectus, Wolverine has not issued and does not have outstanding any securities convertible into shares of Wolverine’s common stock or any rights convertible or exchangeable into shares of Wolverine’s common stock.  Wolverine may, however, issue such convertible or exchangeable securities in the future.

Nevada Anti-Takeover Laws

The provisions of the Nevada Revised Statutes (NRS) sections 78.378 to 78.3793 apply to any acquisition of a controlling interest in an certain type of Nevada corporation known as an “Issuing Corporation”, unless the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that the provisions of those sections do not apply to the corporation, or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified.

The provisions of NRS 78.378 to NRS 78.3793 do not restrict the directors of an “Issuing Corporation” from taking action to protect the interests of the corporation and its stockholders, including, but not limited to, adopting or signing plans, arrangements or instruments that deny rights, privileges, power or authority to a holders of a specified number of shares or percentage of share ownership or voting power.

An “Issuing Corporation” is a corporation organized in the State of Nevada and which has 200 or more stockholders of record, with at least 100 of who have addresses in the State of Nevada appearing on the stock ledger of the corporation and does business in the state of Nevada directly.  As Wolverine currently has less than 200 stockholders and no shareholders in the State of Nevada the statute does not currently apply to Wolverine.

If Wolverine does become an “Issuing Corporation” in the future, and the statute does apply to Wolverine, its sole director Mr. Costerd on his own will have the ability to adopt any of the above mentioned protection techniques whether or not he owns a majority of Wolverine’s outstanding common stock, provided he does so by the specified 10th day after any acquisition of a controlling interest.

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Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest exceeding $50,000, directly or indirectly, in the registrant or any of its parents or subsidiaries.  Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Conrad C. Lysiak, Attorney at Law of Spokane, Washington has provided the legal opinion regarding the legality of the shares being registered.

The financial statements included in this prospectus have been audited by Mendoza Berger and Company, L.L.P., Certified Public Accountants, of Irvine, California to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The geological report for the Labrador Claims was prepared by Stephen Balch, B.Sc., and the summary information from the geological report disclosed in this prospectus is in reliance upon the authority and capability of Mr. Balch as a Professional Geophysicist.

Description of Business

Wolverine is a mineral exploration company and was incorporated on February 23, 2006.  Wolverine is a startup company in the business of base and precious metal exploration.

On February 28, 2007 Wolverine entered into a Vend-In Agreement with Shenin Resources Inc. (“Shenin”), a private Canadian corporation, for the purchase of a 90% interest 516 mineral claims located in Labrador Canada (the “Shenin Claims”).  The purchase price paid to Shenin was $374,000 satisfied by the issuance of 34,000,000 shares of Wolverine’s common stock at a deemed price of $0.01 per share and a note payable of $34,000.  Under the terms of the Vend-In Agreement Wolverine is required to incur the following expenditures on the claims:  (i) CDN $150,000 on or before March 1, 2008; (ii) CDN $200,000 on or before March 1, 2009, and (iii) CDN $250,000 on or before March 1, 2010; provided that (iv) any excess amount spent in one year may be carried forward and applied towards fulfillment of the expenditure required in the later year.  Shenin has also granted Wolverine a first right of refusal to purchase a 90% interest in all further property in Labrador Canada that Shenin may obtain an interest in from time to time.  See Exhibit 10.1 – Vend-In Agreement for more details.

Also, on May 17, 2007 Wolverine acquired six mineral claims from Richard Haderer for $321 (CDN$ 360 ) (the “Haderer Claims”), which are contiguous to the Shenin Claims.  See Exhibit 10.3 – Additional Property Agreement for more details.

On August 15, 2007, Wolverine extra-provincially registered in the Province of Newfoundland and Labrador for the purpose of being able to register the Shenin Claims and the Haderer Claims in the name of Wolverine and for the purpose of being able to conduct its business in the Province of Newfoundland and Labrador.  See Exhibit 3.4 – Certificate of Registration for more details.

Location and Means of Access to the Claims

The Shenin Claims and the Haderer Claims (collectively, the “Labrador Claims”) are located about 120 kilometres (75 miles) west of Goose Bay, Labrador, a small town of 9,000 people on the Atlantic Coast of northern Canada.  It takes approximately one and a half to two hours to drive to the Labrador Claims from Goose Bay.

The Labrador Claims lie within NTS map sheets 13E/01 and 13F/04 and extends approximately from 53o 11’ 08’’ N latitude and 62o 11’ 56’’ W longitude to 53o 06’ 34’’ N latitude and 61o 57’ 02’’ W longitude.

Goose Bay features an international airport.  From there, the Labrador Claims can be accessed directly from the Trans-Labrador Highway.  The Labrador Claims are easily accessible by the Trans-Labrador Highway, which runs through the central portion of the Labrador Claims.  The Trans-Labrador Highway is a well maintained Provincial Highway with a gravel surface. There are no gas stations between Goose Bay and Churchill Falls, the next major community located 290 kilometres (180 miles) to the west of Goose Bay and 160 kilometres (105 miles) to the west of the Labrador Claims.

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Access to the Labrador Claims is possible for most of the year given the proximity to Goose Bay and the fact that the highway is well maintained.  Airborne geophysical surveys are best performed either in late winter (March-April) or during the summer (June-August).  Ground geophysical surveys should be scheduled to avoid freeze-up (November-December) and breakup (late April to early June).  Ground geological surveys are best conducted with no snow cover (mid June to mid November).

Figure 1. The Claims are located approximately 120 kilometres (75 miles) west of Goose Bay, Labrador.

Description of Labrador Claims

The Labrador Claims are unencumbered and in good standing and there are no third party conditions which affect the Labrador Claims other than conditions defined by the Province of Newfoundland and Labrador described below.  The Labrador Claims together make up an aggregate area of 33,482 acres.  Wolverine has no insurance covering the Labrador Claims.  Management believes that no insurance is necessary since the Labrador Claims are unimproved and contain no buildings or improvements.  The Labrador Claims cover an area with approximate dimensions of 20 kilometers east-west (12.5 miles) and 10 kilometers north-south (6.25 miles).

The Labrador Claims consist of a total of 522 mineral claims covering five separate licenses as described in Table 1 below.  A layout of the Labrador Claims is shown in Figure 2 below.

Number	# of Claims	NTS	Area (acres)	Good to Date
013472M	6	13F/04	371	17-05-2012
012427M	20	13E/01	1,235	18-08-2011
012425M	82	13E/01	5,065	18-08-2011
013039M	254	13E/01 & 13F/04	16,927	05-02-2012
013187M	160	13E/01 & 13F/04	9,884	14-03-2012

Table 1. Summary of the Claims.

552000
554000
556000
558000
560000
562000
564000
566000
568000
570000
572000

Figure 2. The Claims extend for a distance of approximately 20 kilometers (12.5 miles) along the Trans-Labrador Highway.

There is no assurance that a commercially viable mineral deposit exists on the Labrador Claims.  Further exploration will be required before an evaluation as to the economic feasibility of the Labrador Claims is determined.  Wolverine’s consulting geophysicist has written a report and provided Wolverine with recommendations of how Wolverine should explore the Labrador Claims.  Until management can validate otherwise, the Labrador Claims are without known reserves.  Management is planning a five phase exploration program as recommended by its consulting geophysicist.  Wolverine has completed the first two phases of the exploration program on the Labrador Claims.

Conditions to Retain Title to the Labrador Claims

The Labrador Claims have varying expiry dates.  In order to maintain the Labrador Claims in good standing it will be necessary for Wolverine to coordinate an agent to perform and record valid exploration work with value of CDN$200 per claim in anniversary year 1, CDN$250 per claim in anniversary year 2, CDN$300 per claim in anniversary year 3, CDN$350 per claim in anniversary year 4, CDN$400 per claim in anniversary year 5, CDN$600 per claim in anniversary years six to ten inclusive, CDN$900 per claim in anniversary years 11 to 15 inclusive and CDN$1,200 per claim in anniversary years 16 to 20 inclusive.  Failure to perform and record valid exploration work on the anniversary dates will result in forfeiture of title to the Labrador Claims.

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History of Labrador and the Labrador Claims

According to the report prepared by Wolverine’s consulting geophysicist, the geologic setting is based on information available from the Geological Survey of Canada (DNR Open File 013F/0055) and the Government of Newfoundland and Labrador (Open File 013F/0061).  The regional geology as described by both Government Reports contains very little detail because the Trans-Labrador Highway was under construction during much of the mapping initiative, opening in 1992.

Also, the area has seen only limited geologic mapping on a regional scale, in part due to the remoteness of the area and the timing of the Federal and Provincial mapping initiatives that preceded construction of the Trans-Labrador Highway.  The mapped geology within the area is part of a regional 1:500,000 compilation undertaken by the Newfoundland and Labrador Provincial Government during the early 1990’s.  The survey area is located outside of the area of detailed mapping, in which case geologic mapping has been taken from previous publications, most notably a Federal Government regional mapping program from 1990-1994.  During the period 1990 to 1994 the area was regionally mapped by the Geological Survey of Canada and by the Mines and Energy Branch of the Newfoundland and Labrador Government.  Geologic mapping was performed on a very regional scale, due in part to the remoteness of the area (away from the Trans-Labrador Highway) and the lack of outcrop.  In summary there is very little geological mapping within the survey area and there has never been a detailed mapping program.

In 2002 the Labrador Claims were visited by Roderick Mercer on behalf of Tundra Properties.  Mr. Mercer spent several days reviewing mineral showings along the Trans-Labrador Highway in an attempt to rediscover a mineralized sub-crop that had been exposed during road construction but later buried.  The sub-crop was described as a gabbro containing pyrite, chalcopyrite and bornite mineralization.  One sample returned 2% Cu and 0.5 g/t Au.  Prospecting by Mr. Mercer did not find any similar mineralized showings in the area but did uncover several other showings along the Trans-Labrador Highway that returned significant values for copper when assayed.

During the period October 15, 2004 and October 19, 2004 the Labrador Claims were revisited by Mr. Mercer on behalf of Tundra Properties.  During this re-visit to the Labrador Claims, a trench was blasted to establish the extent of copper mineralization that had returned high assay values (3.3% Cu) during the 2002 program.  Trenches were located in outcrop approximately 100 meters from the roadside mineralization.  The trench area was grubbed off using an excavator.  Holes were drilled to a maximum 4 meters below surface and were loaded with explosives and blasted.  In total three separate areas were excavated and blasted.  The trenches were inspected and sampled with assays returning up to 0.42% Cu.  It could not be determined whether the area sampled was linked to the mineralization exposed along the roadside.

Mr. Mercer concluded that the trenching program had failed to prove an extension to the roadside mineralization.  It is also apparent, from reviewing Mr. Mercer’s Prospecting Report, that the lack of outcrop made it difficult to advance the prospect through a trenching program.

Present Condition of the Labrador Claims

The mineralization found to date on the Labrador Claims consists primarily of copper and gold mineralization in sulphide with associated pyrite (a non-economic sulphide mineral).  There are also a number of malachite veins (and malachite stained outcrops).

The country rocks have been identified as meta-sedimentary gneiss.  Locally gabbros and diorites have been identified by surface prospecting.

Based on the mineralization and the known geologic rock types, there appear to be three possible deposit types that could host mineralization within the Labrador Claims; 1) porphyry copper-gold in sulphide, 2) volcanogenic (Cu-Pb-Zn) massive sulphide, or 3) magmatic nickel-copper sulphide.

Copper-gold (Cu-Au) deposits occur within sedimentary rocks when a stock intrudes into the sediments and heats up the ground water.  The heated fluids pick up copper and other metals as they percolate through fractures opened up within the sediments.  Mineralization is mostly disseminated, but significant veins of chalcopyrite, rich in gold, are also present.  The presence of chalcopyrite in meta-sediment and malchite staining are excellent indicators for a copper-gold system.

VMS deposits are commonly formed by deposition of hot metals into seawater from volcanic vents on the seafloor. The main metals include copper, zinc, lead, gold and silver.  Within the Labrador Claims there are no mapped volcanic rocks, although the known mineralization has been found within gabbro and diorite.

Magmatic nickel-copper sulphide deposits are hosted in mafic to ultramafic rocks such as gabbro, norite, and troctolite.  Other rock types commonly associated with these host rocks are diorites and anorthosites.  Within the Labrador Claims chalcopyrite mineralization was identified in a gabbro and separately associated with a diorite dyke.

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The Labrador Claims are almost completely covered by overburden and tree cover.  Rock outcrops are best observed along the highway where they have been uncovered.

The climate within the area is typically northern with short hot summers and long cold winters.  Winter temperatures can range from -15o C to -35o C and occasionally fall to below -42o C.

There is no equipment, infrastructure or electricity currently on the Labrador Claims.

There have been no previous airborne surveys in this area that are within 35 kilometers (22 miles) of the Labrador Claims.  The area would have been covered as part of the Federal Government regional airborne magnetic survey, but this survey would not have the sufficient resolution to identify magnetic units less than 1 kilometer in size and could not detect any conductive mineralization.

Geology of the Labrador Claims

Geologically the area is mapped as early to late Proterozoic meta-sediments that have been metamorphosed to gneisses.  Major gabbroic and anorthositic intrusives have intruded the gneisses several kilometers to the east and local gabbros and diorites occur throughout the area along with several quartz veins.  Large tourmaline crystals have also been identified on the Labrador Claims.  The area has little outcrop and is covered by overburden, generally sand and gravel.  Spruces trees are abundant but are not very tall.

Limited prospecting and surface trenching in 2002 and again in 2004 failed to define a source of the copper mineralization, although additional sub-crop samples were identified containing some copper and gold values.  The presence of several copper showings and malachite staining in the limited outcrop suggests that a mineralizing event of copper and gold has intruded into the meta-sedimentary rocks.  The nature of the mineralization is likely to be copper veins and disseminations with associated gold.  It is also possible that magmatic nickel and copper mineralization could be present with associated platinum group elements within gabbros.

Plan of Operation

Exploration Plan

Wolverine’s plan of operation for the next 12 months is to complete the following five phase exploration program within the time periods specified, subject to Wolverine obtaining the additional funding necessary for the continued exploration of the Labrador Claims.  Currently, Wolverine does not have enough funds to complete Phase Three or Phase Four or its proposed exploration program in the spring-summer of 2008.  The following is a brief summary of Wolverine’s five phase exploration program.

1.
Phase One – This phase of Wolverine’s  ~~proposed~~  exploration program was completed in October 2007 at a cost of $7, 012 (CDN$7, 500).  Phase One consisted of prospecting, rock sampling, and assaying the rock samples.  As a result of the favorable results from this phase of the ~~proposed~~ exploration program, management decided to proceed with Phase Two.

2.
Phase Two - This phase of Wolverine’s ~~proposed~~ exploration program was completed in October 2007 at a cost of $187,915 (CDN$$ 201,000).  Phase Two consisted of an airborne survey of the Labrador Claims.  As a result of the favorable results from this phase of the ~~proposed~~ exploration program, management has decided to proceed with Phase Three

3.
Phase Three – ~~will consist of~~This phase of Wolverine’s exploration program was completed in August 2008 at no cost to Wolverine.  Phase Three consisted of a ground review, ~~a geologist, a guide familiar with~~ which was completed by members of the  ~~area and Steve Balch, the geophysicist, will make the trenching and drilling recomendations. This on site visit would take place in the summer of 2008. The total estimated cost for this site review is 22, 760. If Wolverine is able to identify favorable rock formations and structures with elevated metal values wolverine will plan and proceed with Phase Four of the proposed exploration program.~~   Innu Development Limited Partnership.  As a result of favorable results from this phase of the exploration program, management has decided to proceed with Phase Four.

4.
~~Phase Four will consist of excavating, surface trenching and an induced polarization survey at a total estimated cost of at least US$232,000~~Phase Four will consist of excavating, surface trenching and an induced polarization survey at a total estimated cost of approximately US$ 214,500 .  The depth of any identified conductors should be estimated and the priority shallow conductors would be the subject of a surface trenching program.  Such a program could be initiated during  ~~late spring or early~~ fall of 2008.  If the results of Phase Four are favorable, Wolverine will plan and proceed with Phase Five of the proposed exploration program.

The trenches to be excavated will be located on six anomalous areas that were defined previously in Phase Two by the airborne survey.  The number and locations of trenches to be excavated will be defined by the geologist.  All trench locations will be located in close proximity to the Trans Labrador Highway (Route 500) near Cache River, 70 to 88 miles (110 to 140 kilometers) west of Goose Bay.

Excavation of the trenches will be done by an excavator.  Once the rock is exposed, a pressure washer will clean the surface and then the rocks will be examined and sampled by a geologist.  Sampling would ideally be a continuous linear “v” cut with a rock saw to get a composite sample.  A small, packsack type drill will also be available to get core samples at depth.

The exposed bedrock will also be mapped and photographed by the geologist.  Sampling of the linear cuts will be in meter length sections.  The Innu Development Limited Partnership will purchase a small packsack drill that will be utilized to get core samples at a depth of a few feet to get below any weathering and into the fresh rock.  Core samples sections will be as directed by the geologist.  All samples will be numbered and packaged and sent to a laboratory for analysis.  All samples will be tested for IPC 30 elements as well as gold and platinum group elements.  All of the samples will be scanned with a scintillometer for uranium content.  The equipment and personnel required to implement the work will be contracted out of Goose Bay, the nearest community to the project.

Government regulations stipulate that all exploration trenches be backfilled as soon as possible after examination.  This will be done prior to demobilization of the heavy equipment.

5.
Phase Five will consist of a drill program.  Deeper conductors could be the subject of a Phase Five fall 2008 drill program at a total estimated cost of $ 432~~462~~ ,500.  Areas around the conductors could be excavated and mapped to determine the likely geologic setting of the target.

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As at May 31~~February 29~~ , 2008, Wolverine had a cash balance of $18, 990~~945~~ .  Wolverine will need to raise additional financing to fund Phase  ~~Three of the proposed exploration program to commence in summer 2008 and the Phase~~ Four of the proposed exploration program to commence  ~~in late summer or early~~  fall 2008 and the Phase Five of the proposed exploration program to commence in fall of 2008.

During the next 12 months, management does not anticipate generating any revenue.  Any additional funding required will come from equity financing from the sale of Wolverine’s common stock or from the sale of part of its interest in the Labrador Claims.  If Wolverine is successful in completing an equity financing, existing shareholders will experience dilution of their interest in Wolverine.  Management does not have any financing arranged and cannot provide investors with any assurance that Wolverine will be able to raise sufficient funding from the sale of its common stock to fund the last three phases of its proposed exploration program.  In the absence of such financing, Wolverine’s business will fail.

Management may consider entering into a joint venture partnership by linking with a major resource company to provide the required funding to complete Phase Five of the proposed exploration program.  Management has not undertaken any efforts to locate a joint venture partner for Phase Five.  If Wolverine enters into a joint venture arrangement, Wolverine will assign a percentage of its interest in the Labrador Claims to the joint venture partner.

Based on the nature of its business, Wolverine anticipates incurring operating losses in the foreseeable future.  Wolverine bases this expectation, in part, on the fact that very few mineral claims in the exploration stage ultimately develop into producing, profitable mines. Wolverine’s future financial results are also uncertain due to a number of factors, some of which are outside its control.  These factors include, but are not limited to:

•	Wolverine’s ability to raise additional funding;
•	the market price for minerals;
•	the results of the exploration programs on the Labrador Claims; and
•	Wolverine’s ability to find joint venture partners for the development of its property interests.

Due to Wolverine’s lack of operating history and present inability to generate revenues, Wolverine’s auditors have stated their opinion that there currently exists substantial doubt about Wolverine’s ability to continue as a going concern.
Exploration Commitments

Also, under the terms of the Vend-In Agreement Wolverine is required to incur the following expenditures on the Labrador Claims: (i) CDN $150,000 on or before March 1, 2008; (ii) CDN $200,000 on or before March 1, 2009, and (iii) CDN $250,000 on or before March 1, 2010; provided that (iv) any excess amount spent in one year may be carried forward and applied towards fulfillment of the expenditure required in the later year.  As a result of its completion of Phase One and Phase Two of the proposed exploration program, Wolverine has met its March 1, 2008 expenditure requirements.  Management expects that the final two  ~~three~~ two phases of the proposed exploration program will satisfy all exploration expenditure requirements under the Vend-In Agreement up to March 1, 2009.

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Transportation Costs

 ~~The initial ground review program in Phase Three will require mobilization of a crew from Toronto, Ontario and Goose Bay, Labrador. The cost of this mobilization has been taken into account  in the cose estimate of $18,000.~~ The excavating and trenching program in Phase Four will require mobilization from Goose Bay.  The cost of equipment mobilization has been accounted for in the excavating and trenching cost estimate of $ 72~~75~~ ,000.  Transportation costs will be incurred from time to time from Goose Bay, Labrador and occasionally from Toronto, Ontario.  These costs are estimated at $11,500~~8,000~~ up to ~~and~~but not including the drilling phase.

During drilling in Phase Five the drill-core will be transported from the drill-site to Goose Bay for logging, sample preparation and temporary storage.  An estimated 2,000 metres (6,562 feet) of drill-core will require up to 400 core boxes.  The cost of transporting this core is estimated to be $7,000~~500~~.

Equipment Costs

 ~~A ground review in Phase Three will require the use of a high accuracy GPS unit estmated to cost $760.~~

Trenching and excavating equipment costs in Phase Four are contained within the estimated cost of $7 2~~5~~ ,000.  There are no expected equipment costs for the drilling as the cost estimate as provided is an all-in cost (including drill etc) of $57~~200~~ per foot.~~meter~~

During Phase Five, a temporary core logging facility will be required in Goose Bay.  Equipment costs will include purchase of a core saw, laptop computer, digital camera and manufacturing of core benches and core racks.  The estimated total cost for this is $23,500.~~25,000~~

Consumable Costs

During the final ~~three~~two phases of the proposed exploration program consumable costs are expected to be minor other than during drill core and sample preparation.  Estimated cost for consumables during Phase Five is $3,700.~~4,000~~

Labor Costs

On-site supervision will be required for the excavating & trenching in Phase Four and for the drilling in Phase Five, including core logging, core transportation, and sample preparation.  Excavating & trenching will require a senior geologist for ~~5~~21 days at $ 4~~800~~67 per day ($ ~~4,000~~9,800 ).  Core logging will require a ~~junior geologist~~  two prospectors and two labor/samplers for ~~40~~14 days at CDN$ ~~600~~280 per day each ($ ~~24,000~~15,700 ).  Core transportation and sample preparation will require a geo-technician for 40 days at CDN$ ~~400~~375 per day ($1 5~~6~~ ,000).  Total labor costs are estimated to be ~~$44,000 (4,000 + $24,000 + $16~~$40,500 ($25,500 + $15,000) for the ~~three~~two remaining phases of the proposed exploration program.

Sample Analysis Costs

In Phase Five, selected samples will be sent for assaying over approximate 1 meter intervals.  The assay costs are approximately $ ~~200~~185 per sample and includes transportation.  Wolverine estimates it will have 50 samples to assay from the drill program in Phase Five.  The  total estimated cost for sample analysis is $9,300.~~10,000~~

           Exploration Program Costs

The costs described above, which include the ground review, excavating and surface trenching, drilling, transportation, equipment, consumables, labor, and sample analysis, make up the entire cost of the final three phases of Wolverine’s proposed exploration program.  All the costs described above are estimated so management will provide a 15% contingency allowance for unanticipated and wrongly estimated costs.  The table below summarizes the cost estimate for the final three phases of the proposed exploration program.

Page - 25

Exploration Items	Cost Estimate US$
Phase Three - Ground Review  ~~Phase Four - Excavating and Surface Trenching~~ 	$~~18~~72,000
Phase Four - Induced Polarization Survey  ~~Phase Four - Excavating and Surface Trenching~~ 	$~~75~~117,000
Phase Five - Drill program  ~~Phase Four - Induced Polarization Survey~~ 	$~~125~~374,000
Phase Five - Drill program  ~~Transportation~~ 	$~~400~~7,000
~~Phase Four -~~ Phase Five - Equipment	$~~15~~23,500
Phase Five - Equipment	~~$25,760~~3,700
Phase ~~Three, Phase Four, and~~ Five - Labor~~Sample Analysis~~	$~~44,000~~40,500
Phase Five - Labor~~Sample Analysis~~	$~~10,000~~9,300
Contingency at 15%	$~~107,589~~97,050
Total	~~$824,849~~$744,050

Accounting and Audit Plan

Wolverine intends to continue to have its outside consultant assist in the preparation of Wolverine’s quarterly and annual financial statements and have these financial statements reviewed or audited by Wolverine’s independent auditor.  Wolverine’s outside consultant is expected to charge Wolverine approximately $67,500 to prepare Wolverine’s quarterly financial statements and approximately $22,500 to prepare Wolverine’s annual financial statements.  Wolverine’s independent auditor is expected to charge approximately $1 ~~5~~0 ,000 to review each of Wolverine’s quarterly financial statements and approximately $15,000 to audit Wolverine’s annual financial statements.  In the next twelve months, Wolverine anticipates spending approximately $120,000 to pay for its accounting and audit requirements.

SEC Filing Plan

Wolverine intends to become a reporting company in 2008 after its registration statement is declared effective.  This means that Wolverine will file documents with the US Securities and Exchange Commission on a quarterly basis.  Wolverine expects to incur filing costs of approximately $4,000 per quarter to support its quarterly and annual filings.  In the next 12 months, Wolverine anticipates spending approximately $16,000 for legal costs to pay for three quarterly filings, one annual filing, a 424B4 final prospectus filing, and a Form 8-A filing in order to complete registration of Wolverine’s common stock.

Competitive Conditions

The mineral exploration business is an extremely competitive industry.  Wolverine is competing with many other mineral exploration companies.  As a junior mineral exploration company, Wolverine competes with other junior companies for financing and joint venture partners.  Additionally, Wolverine competes for resources such as professional geologists, camp staff, helicopters and mineral exploration supplies.

Raw Materials

The raw materials for Wolverine’s exploration program will be items including camp equipment, sample bags, first aid supplies, groceries and propane.  All of these types of materials are readily available in Goose Bay, Labrador, Canada from a variety of suppliers.  Infrastructure required for exploration, advanced exploration and even mining are readily available given the proximity of the Labrador Claims to Goose Bay, which has an international airport and a number of exploration outfitters and supply stores, open all year round.

Government Approvals and Regulations

Wolverine will be required to comply with all regulations defined in the Mineral Act for the Province of Newfoundland and Labrador.  The Act is well defined by the Province of Newfoundland and Labrador and is available from Wolverine upon request.

Page - 26

The effect of these existing regulations on Wolverine’s business is that it is able to carry out its exploration program as Wolverine has described in this prospectus.  However, it is possible that a future government could change the regulations that could limit Wolverine’s ability to explore the Labrador Claims, but management believes this is highly unlikely.

Employees

Wolverine does not have any employees  ~~other than Mr. Costerd~~ .  Wolverine intends to retain the services of independent geologists, prospectors and consultants on a contract basis to conduct the exploration programs on the Labrador Claims.

Description of Property

Wolverine’s executive offices are located at 4055 MacLean Road, Quesnel, British Columbia, Canada, V2J 6V5. Wolverine’s President, Lee Costerd, currently provides this space to Wolverine free of charge. This space may not be available to Wolverine free of charge in the future.  Wolverine’s administrative office is located at 1450 Palmerston Avenue, West Vancouver, British Columbia, V7T 1H7.  Wolverine is renting the administrative office for $935 (CDN$ 1,000 ) per month.

Wolverine has mineral claims located in central Labrador, Canada as described in the section “Description of Business”.

Legal Proceedings

Wolverine has no legal proceedings that have been or are currently being undertaken for or against Wolverine nor are any contemplated.

SEC Filings

This prospectus and exhibits will be contained in a Form S-1 registration statement that will be filed with the Securities and Exchange Commission.  Wolverine will become a reporting company after this registration statement has been declared effective by the Securities and Exchange Commission (“SEC”).  As a reporting company Wolverine will file quarterly, annual, beneficial ownership and other reports with the SEC.  However, unless Wolverine has the requisite number of shareholders it is only obliged to report to the SEC for one year.

You may read and copy any materials Wolverine files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549.  You may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Since Wolverine is an electronic filer, the easiest way to access its reports is through the SEC’s Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Market for Common Equity and Related Stockholder Matters

Market Information

There is presently no public market for Wolverine’s common stock.  Wolverine anticipates applying for trading of its common stock on the Over the Counter Bulletin Board (OTCBB) upon the effectiveness of the registration statement of which this prospectus forms a part.  However, Wolverine can provide no assurance that its shares will be traded on the OTCBB or, if traded, that a public market will materialize.

Wolverine has no common stock that is subject to outstanding warrants to purchase or securities that are convertible to Wolverine common stock, with the exception of the warrants being issued as part of the units in this offering.

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As of ~~July 10~~August 22 , 2008 Wolverine had 68,630,000 shares of its common stock outstanding of which 64,630,000 shares are owned by non-affiliate shareholders and 4,000,000 shares are owned by Wolverine’s sole Director and Officer who is an affiliate.

Subject to the Rule 144 volume limitations and the “shell company” trading restrictions described in the paragraph below, there are a total of 67,530,000 shares of Wolverine’s common stock that can be sold pursuant to Rule 144 as follows:

•	4,000,000 shares of Wolverine’s common stock owned by Lee Costerd can be sold since October 3, 2006.
•	2,750,000 shares of Wolverine’s common stock owned by 12 non-affiliates since December 13, 2006.
•	2,150,000 shares of Wolverine’s common stock owned by 20 non-affiliates since July 31, 2007.
•	36,600,000 shares of Wolverine’s common stock owned by 17 non-affiliates since August 28, 2007.
•	1,600,000 shares of Wolverine’s common stock owned by 10 non-affiliates since September 30, 2007.
•	4,000,000 shares of Wolverine’s common stock owned by 20 non-affiliates since October 30, 2007
•	1,100,000 shares of Wolverine’s common stock owned by two non-affiliates since November 30, 2007.
•	6,890,000 shares of Wolverine’s common stock owned by 25 non-affiliates since December 30, 2007.
•	2,550,000 shares of Wolverine’s common stock owned by 10 non-affiliates since January 31, 2008.
•	2,000,000 shares of Wolverine’s common stock owned by eight non-affiliates since March 7, 2008.
•	2,890,000 shares of Wolverine’s common stock owned by 19 non-affiliates since March 8, 2008.
•	1,000,000 shares of Wolverine’s common stock owned by 1 1~~0~~ non-affiliates since April 5, 2008.

Rule 144 Shares

Subject to Wolverine’s status as a “shell company” as defined by the SEC and discussed below, under Rule 144 a shareholder, including an affiliate of Wolverine, may sell shares of common stock after at least six months have elapsed since such shares were acquired from Wolverine or an affiliate of Wolverine.  Rule 144 further restricts the number of shares of common stock which may be sold within any 90 day period to the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144.  Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not an affiliate of Wolverine, and who has not been an affiliate of Wolverine for 90 days prior to the sale, and who has beneficially owned shares acquired from Wolverine or an affiliate of Wolverine for more than one year may resell the shares of common stock without compliance with the foregoing requirements under Rule 144.

If Wolverine is classified as a “shell company” for having (1) no or nominal operations and (2) no or nominal assets, then Rule 144 will not be available to the shareholders of Wolverine and they would not be able to sell their shares until Wolverine is no longer classified as a “shell company” or the shares are registered.  Shareholders would only be able to rely on Rule 144 and to sell their shares (a) once the shares are registered or (b) one year after Wolverine files the required information once it ceases to be a “shell company”.

Holders of Wolverine’s Common Stock

As of ~~July 10~~August 22 , 2008 Wolverine had 132 holders of its common stock.

Equity Compensation Plans

Wolverine has no equity compensation program including no stock option plan and none are planned for the foreseeable future.

Registration Rights

Wolverine has not granted registration rights to the selling shareholders or to any other person.

Dividends

There are no restrictions in Wolverine’s articles of incorporation or bylaws that restrict Wolverine from declaring dividends.  The Nevada Revised Statutes, however, do prohibit Wolverine from declaring dividends where, after giving effect to the distribution of the dividend:

1.	Wolverine would not be able to pay its debts as they become due in the usual course of business; or

2.
Wolverine’s total assets would be less than the sum of its total liabilities, plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

Wolverine has not declared any dividends.  Wolverine does not plan to declare any dividends in the foreseeable future.

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Financial Statements

Wolverine Exploration Inc.
(An Exploration Stage Company)

May 31, 2008~~2007~~

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Wolverine Exploration Inc.

We have audited the accompanying balance sheets of Wolverine Exploration Inc. (an exploration stage company) as of May 31, 2008 and 2007, and the related statements of operations, stockholders’ equity and cash flows for the years then ended and for the period from inception (February 23, 2006) through May 31, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolverine Exploration Inc. as of May 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended and for the period from inception (February 23, 2006) through May 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As more fully described in Note 3, the Company has incurred recurring operating losses and has an accumulated deficit.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 3.  The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Mendoza Berger & Company, LLP

/s/Mendoza Berger & Company, LLP
Irvine, California
September 5, 2008
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[◆insert 2008 audited financial statements and notes◆]

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Management’s Discussion and Analysis of Financial Condition

General

This discussion should be read in conjunction with the May 31, 2008 ~~2007 audited financial statements, the February 29,   un~~ audited financial statements, the notes, and the tables included elsewhere in this registration statement.  Management’s discussion and analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future performance.  However, future performance involves risks and uncertainties that may cause actual results to differ materially from those expressed in the forward-looking statements.  See “Forward-looking Statements” below for more details.

Wolverine’s principal business is the acquisition and exploration of base and precious metal mineral properties.  Wolverine is focused on exploration of the Labrador Claims.  Wolverine has not presently determined whether the Labrador Claims contain mineral reserves that are economically recoverable.  Wolverine has not commenced significant operations and is considered an Exploration Stage Company, as defined by Statement of Financial Accounting Standard (“SFAS”) No.7 Accounting and Reporting by Development Stage Enterprises.

Critical Accounting Policies and Estimates

An appreciation of Wolverine’s critical accounting policies is necessary to understand its financial results.  These policies may require that Wolverine to make difficult and subjective judgments regarding uncertainties; as a result, the estimates may significantly impact its financial results.  The precision of these estimates and the likelihood of future changes depend on a number of underlying variables and a range of possible outcomes.  Other than its accounting for mineral property costs, Wolverine’s critical accounting policies do not involve the choice between alternative methods of accounting.  Wolverine has applied its critical accounting policies and estimation methods consistently.

Financial Instruments

Concentration of Credit Risk

Financial instruments that potentially subject Wolverine to significant concentrations of credit risk consist principally of cash.

At May 31~~February 29~~, 2008, Wolverine had approximately $19,000 in cash that was not insured.  Wolverine’s cash is on deposit with a major chartered Canadian bank.  As part of Wolverine’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions.  Wolverine has not suffered any losses of cash and management does not believe that Wolverine’s cash is exposed to any significant credit risk.

Revenue Recognition

Wolverine will record revenues from the sale of minerals when pervasive evidence of an arrangement exists, delivery to the customer has occurred, risk of ownership or title has transferred, and collectibility is reasonably assured.

Interest income is recognized at the end of each month.

Unproved Mineral Property Costs and Exploration and Development Costs

Wolverine has been in the exploration stage since inception on February 23, 2006 and has not yet realized any revenues from its operations.  Wolverine is primarily engaged in the acquisition and exploration of mineral exploration properties.  Wolverine expenses mineral property exploration costs as they are incurred.  Mineral property acquisition costs are initially capitalized, when incurred, using the guidance in the Emerging Issues Task Force (“EITF”) 04-02, whether Mineral Rights are Tangible or Intangible Assets.  Wolverine assesses the carrying costs for impairment under SFAS No. 144, Accounting for Impairment or Disposal of Long Lived Assets at each fiscal quarter end.  An impairment is recognized when the sum of the expected undiscounted future cash flows is less than the carrying amount of the mineral property.  Impairment losses, if any, are measured as the excess of the carrying amount of the mineral property over its estimated fair value.  During the ~~nine month period~~ year ended ~~February 29~~May 31, 2008, Wolverine did not have any mineral property acquisition costs.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs then incurred to develop such property, are capitalized.  Such costs will be amortized using the units-of-production method over the estimated life of the proven and probable reserves.  If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

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Long-Lived Assets

Wolverine accounts for long-lived assets under SFAS Nos. 142 and 144, Accounting for Goodwill and Other Intangible Assets” and “Accounting for Impairment or Disposal of Long-Lived Assets.  In accordance with SFAS 142 and 144, Wolverine reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Wolverine recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset.  Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.  Wolverine’s only long-lived assets are its unproven mineral interests in the Labrador Claims.  At May 31~~February 29~~ , 2008, Wolverine had no impairment losses with respect to its unproven mineral interests.

Asset Retirement Obligations

Wolverine will record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, or normal use of its long-lived assets.  Wolverine will record a corresponding asset and will amortize it over the life of the asset.  Wolverine will adjust the obligation at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).  At May 31  ~~February 2 9~~, 2008 Wolverine had no asset retirement obligations.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155 (“SFAS 155”) Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140.  This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.  This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  SFAS 156 was effective for Wolverine beginning June 1, 2007.  The adoption of SFAS 155 did not have a material impact on Wolverine’s financial statements.

In March 2006, the FASB issued SFAS No. 156 (“SFAS 156”), Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140.  SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, with respect to accounting for separately recognized servicing assets and servicing liabilities.  SFAS 156 is effective for fiscal years that begin after September 15, 2006, with early adoption permitted as of the beginning of an entity’s fiscal year.  SFAS 156 was effective for Wolverine beginning June 1, 2007.  Wolverine does not have any servicing assets or servicing liabilities and, accordingly, the adoption of SFAS 156 did not have a material impact on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 (“Interpretation No. 48” or “FIN 48”), Accounting for Uncertainty in Income Taxes.  Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. Interpretation No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  Interpretation No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Interpretation No. 48 was effective for Wolverine beginning June 1, 2007.

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Wolverine adopted the provisions of FIN 48 on June 1, 2007.  FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the financial statements in accordance with SFAS 109.  Tax positions must meet a “more-likely-than-not” recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods.  The adoption of FIN 48 had an immaterial impact on Wolverine’s financial position and did not result in unrecognized tax benefits being recorded.  Accordingly, no corresponding interest or penalties have been accrued.  Wolverine is required to file income tax returns in the U.S. federal and state jurisdictions.  There are currently no federal or applicable state income tax examinations underway for these jurisdictions.  Wolverine does have prior year net operating losses that remain open for examination.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value.  The adoption of SFAS 157 did not have a material impact on Wolverine’s financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which applies to all entities with available-for-sale and trading securities.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements.  Wolverine does not expect the adoption of SFAS 159 to have a material impact on its financial statements as Wolverine did not elect the fair value option for any of its financial assets or liabilities.

In June 2007, the EITF of the FASB reached a consensus on Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (“EITF 07-3”).  EITF 07-3 requires that non-refundable advance payments for goods or services that will be used or rendered for future research and development activities must be deferred and capitalized.  As the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided, the deferred amounts must be recognized as an expense.  This issue is effective for financial statements issued for fiscal years beginning after December 15, 2007 and earlier application is not permitted.  This consensus is to be applied prospectively for new contracts entered into on or after the effective date.  Wolverine does not expect the adoption of EITF 07-03 to have a material effect on its unaudited financial statements.

In February 2008 the FASB staff issued Staff Position No. 157-2 (“FSP FAS 157-2”) Effective date of FASB Statement No.157.  FSP FAS 157-2 delayed the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis.  The provisions of FSP FAS 157-2 will be effective for Wolverine on June 1, 2009.

In March 2008, the FASB issued SFAS No. 161 (“SFAS 161”), Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133 (“SFAS 133”). This statement is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  The provisions of SFAS 161 are effective for fiscal years beginning after November 15, 2008.  SFAS 161 will be effective for Wolverine on June 1, 2009.  Wolverine is currently evaluating the impact adoption of SFAS 161 may have on its financial statement disclosures.

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Foreign Currency Translation

Wolverine’s functional and reporting currency is the United States dollar.  Wolverine determined that its functional currency is the United States dollar for the following reasons:

•	Wolverine’s current and future financings are and will be in United States dollars;
•	Wolverine maintains cash holdings primarily in United States dollars;
•	Any potential sales of minerals recovered from the Labrador Claims will be undertaken in United States dollars;
•	Wolverine’s administrative expenses are undertaken in United States dollars;
•	All of Wolverine’s cash flows are generated in United States dollars; and
•	Even though the Labrador Claims are located in Canada, and the exploration expenses are usually billed in Canadian dollars, Wolverine can request that these expenses be billed in United States dollars

Monetary assets and liabilities denominated in foreign currencies are translated in accordance with SFAS No. 53 Foreign Currency Translation, using the exchange rate prevailing at the balance sheet date.  Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of income.  Foreign currency transactions are primarily undertaken in Canadian dollars.  Wolverine has not to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Related Party Transactions

Texada Consulting Inc. (Texada), a company controlled by a major shareholder, provides consulting services to Wolverine.  Texada is paid a fee of $10,000 per month plus expenses and rent.

Wolverine’s president and sole director, Lee Costerd, is paid a consulting fee of $2,500 per month, but is not a salaried employee.

During the ~~nine months~~ fiscal year ended May 31~~February 29~~, 2008 related parties billed $ ~~112,981~~192,914 in consulting fees and $12,002 in office rent.  In relation to these fees, Wolverine was indebted to Texada in the amount of $ 7,888~~9,794~~ at May 31~~February 29~~, 2008.  The amount due to Texada does not bear interest or have any fixed terms of repayment.

Wolverine does not have any loans or advances payable to its president and sole director, Mr. Costerd.

Results of Operations

 ~~Revenue.  Wolverine has had no operating revenues since its inception on February 23, 2006, through to February 29, 2008.  Wolverine’s activities have been financed from the proceeds of share subscriptions.~~

 ~~Operating Expenses.  Wolverine’s operating expenses increased by $50,631 from $66,075 for the three month period ended February 28, 2007 to $116,706 for the three month period ended February 29, 2008.  The increase was primarily due to: an approximate increase of $29,000 in professional fees and an approximate increase of $22,500 in administrative expenses associated with the preparation of this registration statement.  These costs were offset by an approximate decrease in consulting expenses of $10,000.  Management anticipates that Wolverine’s operating costs will increase over the next 12 months due to increased exploration expenditures.~~

 ~~Wolverine’s operating expenses increased by $367,306 from $151,497 for the nine month period ended February 28, 2007 to $518,803 for the nine month period ended February 29, 2008.  The increase was primarily due to: an approximate increase of $208,000 in exploration and development costs associated with the aerial survey of the Labrador Claims, $70,000 in professional fees and $69,000 in administrative fees associated with the preparation of this registration statement.  Management anticipates that Wolverine’s operating costs will increase over the next 12 months due to increased exploration expenditures.~~

Year Ended May 31, 200 ~~8~~

Net Loss.  During the year ended May 31, 200 8~~7~~ , Wolverine had a net loss of $~~224,926~~623,768 or $0.01 per share, which is an increase of $ ~~205,199~~398,842 from its net loss of $ ~~19,727~~224,926 or $0.01 per share for the ~~period from February 23, 2006 (inception) to~~ year ended May 31, 2007~~2006~~.   The increase in Wolverine’s loss was primarily due to increases in ~~consulting fees, professional fees~~ administrative expenses, advertising and promotion expenses, exploration and development costs ~~and administration expenses~~, and professional fees.

Revenue.  Wolverine had no operating revenues since its inception on February 23, 2006, through to May 31, 2008~~2007~~ .  Wolverine’s activities have been financed from the proceeds of share subscriptions.

Operating Expenses.  Wolverine’s operating expenses increased by $ ~~205,199~~398,842 from $224,926 ~~$19,727 for the period from February 23, 2006 (inception) to May 31, 2006, to~~  for the year ended May 31, 2007, to $623,768 for the year ended May 31, 2008.  The increase was primarily due to the  ~~increased time~~  exploration of the Labrador Claims  ~~operations from~~ and the general increase in activity as Wolverine  ~~acquired properties and~~ established its business plan and prepared this registration statement .  Approximate increases were incurred of $ ~~153,000~~ 208,000 in  ~~consulting fees for the raising  of funds and negotiating of mineral license contracts, $16~~ in exploration and development costs due to preliminary exploration on Wolverine’s properties, $ ~~13~~90,000 in professional fees due to ~~negotiating contracts~~ accounting and legal services, and $ ~~10~~82,000 in administrative expenses for the operation of Wolverine.

Liquidity, Capital Resources and Financial Position

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis  At May 31~~February 29~~, 2008, Wolverine had a cash balance of $18 ,~~945~~990 and negative cash flows from operations of $ ~~495,407~~576,036 for the ~~nine months~~ year ended May 31,~~February 29~~  2008.

For the ~~nine months~~ year ended May 31~~February 29~~, 2008 Wolverine funded its operation through the issuance or subscription of $ ~~533,400~~503,400 in common stock.  From its inception, on February 23, 2006 to May 31~~February 29~~, 2008 Wolverine has raised a total of $ ~~679,400~~649,400 from private offerings of its common stock.  Since ~~March~~June 1, 2008 Wolverine has raised an additional $ ~~80~~110 ,000 from private offerings of its common stock.

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The notes to Wolverine’s unaudited financial statements as of May 31~~February 29~~, 2008, disclose its uncertain ability to continue as a going concern.  Wolverine has not and does not expect to generate any revenues to cover its expenses while it is in the exploration stage and as a result Wolverine has accumulated a deficit of $ ~~763,456~~868,421 since inception.  As of May 31~~February 29~~, 2008, Wolverine had $ ~~128,366~~141,986 in current liabilities.  When its current liabilities are offset against its current assets of $ ~~36,089~~25,418 Wolverine is left with a negative working capital of $ ~~92,277~~116,568 .  While Wolverine has successfully generated sufficient working capital through the sale of common stock to the date of this filing and management believes that Wolverine can continue to do so for the next year, there are no assurances that Wolverine will succeed in generating sufficient working capital through the sale of common stock to meet its ongoing cash needs.

Net Cash Used In Operating Activities.  Net cash used in operating activities during the ~~nine month period~~ year ended May 31~~February 29~~, 2008, was $ ~~495,407~~576,036 .  This amount was made up of $ ~~518,803~~623,768 to cover operating costs, an increase of $ ~~17,144~~6,428 in accounts receivable and a decrease of $ ~~88,283~~90,189 in due to related parties.  These uses of cash were offset by a decrease in prepaid expenses and deposit of $27,674, increases of $ ~~74,478~~66,600 in accounts payable, $ ~~24,671~~48,075 in accrued professional fees and $2,000 in accrued liabilities.

Net Cash Used in Investing Activities.  Wolverine did not have any investing activities during the ~~nine months~~ year ended May 31~~February 29~~, 2008.

Net Cash Provided By Financing Activities.  During the ~~nine months~~ year ended May 31~~February 29~~, 2008 Wolverine issued $ ~~503,~~613 ,400 in common stock and had a further $ ~~30~~110 ,000 in common stock subscriptions.  This was offset by the rejection and return of subscription funds in the amount of $1,000 and the payment of $28,414 on a note payable to a related party.

Off-balance sheet arrangements

Wolverine has no off-balance sheet arrangements including arrangements that would affect its liquidity, capital resources, market risk support and credit risk support or other benefits.  Wolverine does not have any non-consolidated, special-purpose entities.

Contingencies and Commitments

Wolverine had no contingencies at May 31~~February 29~~, 2008.

Wolverine had the following long term commitments at May 31~~February 29~~, 2008:

•
On January 31, 2007 Wolverine entered into a consulting agreement with Texada Consulting Inc.  The contract is for a period of three years and one month ending on February 28, 2010.  Under the terms of the agreement Wolverine will pay Texada $10,000 per month plus expenses for consulting services.  The parties may by mutual consent terminate the consulting agreement at anytime for any reason.  Wolverine has agreed not to terminate the consulting agreement without cause prior to February 28, 2010 for any reason whatsoever.  If Wolverine does terminate the consulting agreement without cause it will have to pay liquidated damages to Texada Consulting Inc.  See Exhibit 10.2 – Consulting Agreement for more details.

•
On February 27, 2007 Wolverine entered into a vend-in agreement with Shenin Resources Inc.  Under the terms of the vend-in agreement Wolverine is required to perform minimum exploration work on the ~~Shenin~~ Labrador Claims.   In the first year of the agreement, ending March 1, 2008, Wolverine was required to spend CDN$150,000 (US$153,092) in mineral exploration on the ~~Shenin~~ Labrador   Claims.  By March 1, 2009 an additional CDN$200,000 (US$ ~~204,123~~201,160 ) must be spent and by March 1, 2010 another CDN$250,000 (US$ ~~255,154~~251,450 ).  Any extra money spent on exploration in one year may be applied to the minimum payments due in following years.  As of May 31~~February 29~~ , 2008 Wolverine has spent CDN$ ~~228,651~~222,020 (US$ ~~233,365~~224,054 ) on exploration and development on the ~~Shenin~~ Labrador Claims.  See Exhibit 10.1 – Vend-in Agreement and Exhibit 10.3 – Additional Property Agreement for more details.

•
The government of Newfoundland and Labrador also requires minimum exploration work to be done on the Labrador Claims in order to keep the mineral lease agreements for the claims current.  Wolverine currently holds 522 claims covering 33,482 acres in central Labrador.  Minimum expenditures of $200 CDN per claim in the first year, $250 CDN per claim in the second year, $300 CDN per claim in the third year, $350 CDN per claim in the fourth year, $400 CDN per claim in the fifth year, $600 CDN per claim in each of the sixth through tenth years, $900 CDN per claim in each of the eleventh through fifteenth years and $1,200 CDN per claim in each of the sixteenth through twentieth years of the claim are required.  Exploration expenditures that are applicable to the vend-in agreement are also applicable to the mineral lease agreements with the government of Newfoundland and Labrador.

•
As well, the government of Newfoundland and Labrador require a $25 CDN per claim renewal fee in year five of a claim, $50 CDN per claim renewal fee in year ten of the claim and a $100 CDN per claim renewal fee in year fifteen of a claim.  These fees are not covered by the mineral exploration expenditures incurred on the Labrador Claims and will have to be paid by Wolverine in the respective years.

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Contractual Obligations

Wolverine’s commitments under the consulting agreement with Texada, the vend-in agreement with Shenin, and the mineral license agreements with the government of Newfoundland and Labrador are the only contractual obligations that Wolverine has and are as follows:

Contractual Obligations
	Total	Less than 1 year	1 -3 years	3 – 5 years	More than 5 years
Consulting fees	US$ ~~240~~210,000	US$ 120,000	US$ ~~120~~90,000	US$ -	US$ -
Exploration expenditures (Vend-in agreement)	379,~~004~~930 (1)	~~153,092 (1)~~128,480	~~495,277(2)~~251,450	-	-
Exploration expenditures (Mineral lease agreements)	~~7,379,0587~~,272,220	-	-	~~404,778~~499,364	~~6,974,2806~~,772,856
Renewal fees	~~98,561~~97,130	-	-	18,~~647~~376	~~79,914~~78,754
Total	US$ ~~8,329,9887~~,959,280	US$ ~~273,092~~248,480	US$ ~~579,277~~341,450	US$ ~~423,425~~517,740	US$ ~~7,054,194~~6,851,610
(1)
Under the vend-in agreement, Wolverine is required to spend an aggregate $603,984 (CDN$600,000) in exploration expenditures.  As of May 31, 2008, Wolverine had spent $224,054 in exploration expenditures on the Labrador Claims.

(1)	As of February 29, 2008, Wolverine has spent this amount in exploration expenditures on the Shenin Claims.
(2)	As of February 29, 2008, Wolverine has spent $80,273 of this amount in exploration expenditures on the Shenin Claims.

Minimum expenditures required under the terms of the vend-in agreement also qualify as minimum exploration expenditures under the terms of the license agreements.

In order to maintain the property in good standing with the government of Newfoundland and Labrador over the next 19 years, Wolverine will be required to spend a total of $ ~~8,329,988~~7,949,280 on exploration and development of the properties, of which Wolverine has already spent ~~US~~$~~233,365~~224,054 (CDN$~~228,651~~222,020).

At May 31, 2008, Wolverine had spent an additional $15,070 (CDN$15,000) on the Labrador Claims, which has not yet been registered and approved by the government of Newfoundland and Labrador.  If the government authorizes these payments as acceptable exploration expenditures then the total commitments under the vend-in agreement will decrease by $15,070.

Internal and External Sources of Liquidity

To date Wolverine has funded its operations from the sale of its common stock.

Foreign Exchange

Wolverine is subject to foreign exchange risk for transactions denominated in foreign currencies.  Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar.  Management does not believe that Wolverine has any material risk due to foreign currency exchange.

Inflation

Management does not believe that inflation will have a material impact on Wolverine’s future operations.

Forward-looking Statements

This registration statement contains forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties.  Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements.  Forward-looking statements include statements preceded by, followed by, or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend,” or similar expressions.  These statements include, among others, statements regarding Wolverine’s current expectations, estimates and projections about future events and financial trends affecting the financial condition and operations of its business.  Forward-looking statements are only predictions and not guarantees of performance and speak only as of the date they are made.  Wolverine undertakes no obligation to update any forward-looking statement in light of new information or future events.

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Although management believes that the expectations, estimates and projections reflected in the forward-looking statements are based on reasonable assumptions when they are made, Wolverine can give no assurance that these expectations, estimates and projections can be achieved.  Management believes the forward-looking statements in this registration statement are reasonable; however, you should not place undue reliance on any forward-looking statement, as they are based on current expectations.  Future events and actual results may differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results to differ materially from Wolverine’s expectations include, but are not limited to:

•	fluctuating prices of mineral resources, including gold and copper,
•	the impact of weather conditions and alternative energy sources on Wolverine’s sales volumes,
•	changes in federal or state laws and regulations to which Wolverine is subject, including tax, environmental, and employment laws and regulations,
•	conditions of the capital markets that Wolverine utilizes to access capital,
•	the ability to raise capital in a cost-effective way,
•	the effect of changes in accounting policies, if any,
•	the ability of Wolverine to manage its growth,
•	the ability to control costs,
•	Wolverine’s ability to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002,
•	Wolverine’s ability to obtain governmental and regulatory approval of various expansion or other projects,
•	changes in general economic conditions in the United States and in Canada and changes in the industries in which Wolverine conducts its business,
•	the costs and effects of legal and administrative claims and proceedings against Wolverine,

For a more detailed discussion of these and other risks that may impact Wolverine’s business, see “Risk Factors” beginning on page 7.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Since inception on February 23, 2006, there were no disagreements with Wolverine’s accountants on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure.  In addition, there were no reportable events as described in Item 304 of Regulation S-K that occurred within Wolverine’s two most recent fiscal years and the subsequent interim periods.

Directors, Executive Officers, Promoters and Control Persons

The sole Director and Officer currently serving Wolverine is as follows:

Name	Age	Positions Held and Tenure
Lee Costerd	55	President, Secretary, Treasurer and Director since February 23, 2006

The sole Director named above will serve until the next annual meeting of the stockholders.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated.

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Biographical information

Lee Costerd

Mr. Costerd has acted as Wolverine’s sole Director and Officer since its inception on February 23, 2006.  Mr. Costerd has been involved in the mining industry for the past 20 years.  Mr. Costerd was the mine manager for a placer mining operation in British Columbia and a supervisor at a hard rock mining operation also in British Columbia.

Conflicts of Interest

Though Mr. Costerd does not work with any other mineral exploration companies other than Wolverine, he may in the future.  Wolverine does not have any written procedures in place to address conflicts of interest that may arise between its business and the future business activities of Mr. Costerd.

Audit Committee Financial Expert

Wolverine does not have a financial expert serving on an audit committee.  Wolverine does not have an audit committee because it is a start-up exploration company and has no revenue.

Significant Employees and Consultants

Wolverine has no significant employees.  ~~other than Mr. Costerd who is the sole Director and Officer.~~

Wolverine entered into a Consulting Agreement dated January 31, 2007 with Texada Consulting Inc. (“Texada”), a private Canadian corporation owned by Deirdre Lynch, a related party.  Texada provides Wolverine with consulting services and receives compensation of $10,000 per month.   See Exhibit 10.1 – Consulting Agreement for more details.

Stephen Balch will act as consulting geophysicist for Wolverine.  Mr. Balch graduated with a B.Sc. (honours), Applied Geophysics, University of Western Ontario in 1985.  Mr. Balch is currently chief geophysicist of Aeroquest International Limited (“Aeroquest”) and was President and a director of Aeroquest between 2004 and 2007.  Aeroquest is an airborne survey company that services the mining, oil & gas, and UXO industries.  Aeroquest trades on the TSX Venture Exchange under the trading symbol AQL.  Mr. Balch is currently President of Balch Exploration Consulting Inc. (“BECI”).  BECI provides consulting services to major mining and junior exploration companies in the areas of geophysical survey design, geophysical interpretation, and data integration.  Between 1995 and 2001 Mr. Balch was senior geophysicist with Inco Limited.  In 2007, Wolverine retained the services of BECI to provide geological consulting services.  Pursuant to the terms of an oral agreement, Wolverine paid BECI $3,000 per month up to March 31, 2008 for providing geological consulting services.  The oral agreement has been modified so that BECI will be retained, if required, on a project-by-project basis for field related activities.  There is no term to this oral agreement and it can be terminated with 30 days’ notice.

For accounting requirements Wolverine utilizes the consulting services of DaCosta Management Corp. of Vancouver, British Columbia, Canada to assist in the preparation of the financial statements in accordance with accounting principles generally accepted in the United States.

Family Relationships

There are no family relationships among the directors, executive officers or persons nominated or chosen by Wolverine to become directors or executive officers.

Involvement in Certain Legal Proceedings

(1)
No bankruptcy petition has been filed by or against any business of which any director was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

(2)	No director has been convicted in a criminal proceeding and is not subject to a pending criminal proceeding (excluding traffic violations and other minor offences).

(3)
No director has been subject to any order, judgement, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

(4)
No director has been found by a court of competent jurisdiction (in a civil action), the Securities Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, that has not been reversed, suspended, or vacated.

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Executive Compensation

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to Wolverine’s Officer for all services rendered in all capacities to Wolverine for the fiscal periods indicated.

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan ($) (g)	Non-qualified Deferred Compen- sation Earnings ($) (h)	All other compen-sation ($) (i)	Total ($) (j)
Lee Costerd CEO Feb 2006 - present	2006 2007 2008	 ~~nil~~  nil nil	 ~~nil~~  nil nil	 ~~nil~~  nil nil	 ~~nil~~  nil nil	 ~~nil~~  nil nil	 ~~nil~~  nil nil	nil 13,333 (1) 28,773 (2)	nil 13,333 28,773
(1)	Mr. Costerd received an aggregate $ ~~11,815~~12,793 in management fees and $ ~~542~~540 for reimbursement of expenses in the fiscal year ended May 31, 2007.
(2)	Mr. Costerd received an aggregate $28,222 in management fees and $469 for reimbursement of expenses and accrued $82 for expenses in the fiscal year ended May 31, 2008.

Wolverine’s director has not received any monetary compensation as a director since Wolverine’s inception to the date of this prospectus.
Wolverine currently does not pay any compensation to its director serving on its board of directors.

Stock Option Grants

Wolverine has not granted any stock options to the executive officer since its inception on February 23, 2006.

Employment Agreements

Currently, Wolverine does not have an employment agreement with Lee Costerd.  However, Wolverine pays Mr. Costerd a monthly management fee as consideration for Mr. Costerd acting as the sole officer of Wolverine pursuant to the terms of an oral agreement between the parties.  Wolverine is currently paying Mr. Costerd a management fee of CDN$2,500 per month.  Wolverine also reimburses Mr. Costerd for all reasonable expenses incurred by Mr. Costerd while providing such services to Wolverine.  In the terms and conditions of the oral agreement, there was no specified term of service during which Mr. Costerd has to provide the consulting services.  As a result, either party may terminate the agreement on 30 days’ notice.  Mr. Costerd has received an aggregate $ ~~33,964~~41,015 (CDN$43,967) in management fees and $1,091 (CDN$1,167) for reimbursement of expenses from inception to the date of this prospectus.

There are no other agreements between Wolverine and any named executive officer, and there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer that provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Wolverine or from a change in a named executive officer’s responsibilities following a change in control.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the date of this prospectus, the number of shares of common stock owned of record and beneficially by executive officers, directors, and persons who hold 5% or more of the outstanding common stock of Wolverine.

Title of Class	Name and Address of Beneficial Owner	Number of Shares Owned Beneficially	Percent of Class Owned Prior To This Offering (1)
Common Stock	Lee Costerd 4055 McLean Road Quesnel, British Columbia V2J 6V5 Canada	4,000,000	5.8%
Common Stock	Ralph Biggar PH 1403 819 Hamilton Street Vancouver, British Columbia V6B 6M2 Canada	5,000,000	7.3%
Common Stock	Art Den Duyf 7194 Nancy Green Drive Whistler, British Columbia V0N 1B0 Canada	5,375,000	7.8%
Common Stock	Richard Haderer 103 Huntcroft Place NE Calgary, Alberta T2K 4E6 Canada	5,250,000	7.6%
Common Stock	Deirdre Lynch 1450 Palmerston Ave West Vancouver, British Columbia V7T 1H7 Canada	5,250,000	7.6%
Common Stock	Neil Nichols #307A, 15252-32 Ave Surrey, British Columbia V3S 0R7 Canada	5,250,000 (2)	7.6%
Common Stock	Prote Poker 35 Katshinak Street P.O. Box 57 Natuashish, Newfoundland Labrador A0P 1AO Canada	5,000,000	7.3%
Common Stock	 ~~Ng~~ Thian Yew Ng 4462 Cambie Street Vancouver, British Columbia V6B 2Z6 Canada	5,225,000	7.6%
Common Stock	All executive officers and directors as a group	4,000,000	5.8%
(1)	The percent of class is based on 68,630,000 shares of common stock issued and outstanding as of ~~July 10~~August 22 , 2008.
(2)	250,000 of these shares are registered in the name of Tequila Sunset Ltd., which is owned by Neil Nichols.

Each person listed above has full voting and investment power with respect to the shares indicated.  Under the rules of the Securities and Exchange Commission, a person (or a group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares power to vote or to direct the voting of such security.  Accordingly, more than one person may be deemed to be a beneficial owner of the same security.  A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase Wolverine’s common stock.

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Transactions with Related Persons, Promoters and
Certain Control Persons

(a)           Transactions with Related Persons

During Wolverine’s last three fiscal years, no director, executive officer, security holder, nor any immediate family of such director, executive officer, nor security holder owning 5% or more has had any direct or indirect material interest in any transaction or currently proposed transaction, which Wolverine was or is to be a participant, that exceeded the lesser of (1) $120,000 or (2) one percent of the average of Wolverine’s total assets at year-end for the last two completed fiscal years, except for the following:

1.	Vend-in of Property

On February 28, 2007 Wolverine entered into a Vend-In Agreement with Shenin Resources Inc. for the purchase of a 90% interest in 516 mineral claims located in Labrador Canada.  The purchase price paid to Shenin was $34,000 and the purchase price paid to the prospectors and grubstakers was satisfied by the issuance of 34 million restricted shares of Wolverine’s common stock at a deemed price of $0.01 per share.  Each of the prospectors and grubstakers is a 5% shareholder in Wolverine.  The 34 million shares were issued to the seven prospectors and grubstakers as follow:

a.	Ralph Biggar – 4,000,0000 restricted shares
b.	Arthur Den Duyf – 5,000,000 restricted shares
c.	Richard Haderer – 5,000,000 restricted shares
d.	Deirdre Lynch – 5,000,000 restricted shares
e.	Thain Yew Ng – 5,000,000 restricted shares
f.	Neil Nichols – 5,000,000 restricted shares
g.	Prote Poker – 5,000,000 restricted shares

See Exhibit 10.1 – Vend-in Agreement for more details.

Also, on May 17, 2007, Wolverine paid Richard Haderer an additional $321 ( CDN$ 360) for additional mineral claims staked on behalf of Wolverine.  The $321 ( CDN$ 360) represented a reimbursement of the staking costs for the additional mineral claims.  The additional mineral claims were staked on behalf of Wolverine pursuant to the terms and conditions of the Vend-In Agreement.  Mr. Haderer is also the president of Shenin.  See Exhibit 10.3 – Additional Property Agreement for more details.

2.	Consulting Agreement with Lee Costerd

Wolverine pays Lee Costerd a management fee of $2,337 ( CDN$ 2,500) per month as consideration for Mr. Costerd acting as the sole officer of Wolverine pursuant to the terms of an oral agreement between the parties.  Wolverine also reimburses Mr. Costerd for all reasonable expenses incurred by Mr. Costerd while providing such services to Wolverine.  In the terms and conditions of the oral agreement, there was no specified term of service during which Mr. Costerd has to provide the consulting services.  As a result, either party may terminate the agreement on 30 days’ notice.  Mr. Costerd has received management fees of $~~34,984~~41,015 (CDN$43,967) and reimbursement of expenses of $1,091 (CDN$1,167) from inception to May 31February 29 , 2008.

3.	Consulting Agreement with Texada Consulting Inc.

On January 31, 2007, Wolverine entered a consulting agreement with Texada Consulting Inc., which is 100% owned by Deidre Lynch, a 5% shareholder of Wolverine.  Pursuant to the terms of the consulting agreement, Texada, through its designated person, Bruce Costerd, provides Wolverine with consulting, management and labor supply services.  For those services, Wolverine pays Texada Consulting Inc. a monthly consulting fee of $10,000, plus any approved reasonable expense claims and any applicable taxes.  Wolverine is also obliged to provide or pay for non-exclusive office space with parking for Texada to provide the services under the agreement.  The term of the consulting agreement is one year and will renew automatically for successive one year terms, unless amended or terminated.  The parties may by mutual consent terminate the consulting agreement at anytime for any reason.  Wolverine has agreed not to terminate the consulting agreement without cause prior to February 28, 2010 for any reason whatsoever.  If Wolverine does terminate the consulting agreement without cause it will have to pay liquidated damages to Texada Consulting Inc.  Finally, Texada will receive a bonus of an issuance of shares of common stock in the capital of Wolverine equal to 5% of the issued and outstanding shares on a non-diluted basis as of the date of the issuance of the bonus shares if Wolverine discovers a major mineral resource deposit on any mineral property that Texada was involved with, which is currently the Labrador Claims.  The payment of the bonus shares will survive the termination of this consulting agreement.  Texada has received consulting fees of $ ~~183,850~~257,192 , reimbursement of expenses of $ ~~2,363~~5,374 , and rent of $ ~~8,688~~15,741 from inception to May 31~~February 29~~, 2008, and has also accrued $9,400 in consulting fees.  See Exhibit 10.2 – Consulting Agreement for more details.

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4.	Consulting Agreement with PubCo Services Inc.

From February 2006 to February 2007, Wolverine paid PubCo Services Inc. a total of $51,229, which was paid in full by May 31, 2008 , for providing various services to Wolverine in the early stages of Wolverine’s development.  Richard Haderer is the owner of PubCo Services Inc. and a 5% shareholder of Wolverine.  Currently, there is no agreement between Wolverine and PubCo Services Inc. for the provision of any further services or any further payments.  PubCo was and will be, if required, retained on a project-by-project basis.

5.	Consulting Agreement with Bruce Costerd

From February 2006 to February 2007, Wolverine paid Bruce Costerd, the brother of Lee Costerd, a total of $17,527 in consulting fees and $ 3,~~404~~304 for rent payments for providing various services to Wolverine in the early stages of Wolverine’s development.  Currently, there is no agreement between Wolverine and Mr. Costerd for the provision of any further services or any further payments.  Mr. Costerd was and will be, if required, retained on a project-by-project basis.

(b)           Review, approval or ratification of transactions with related persons

Currently Wolverine does not have any policies and procedures for the review, approval, or ratification of transactions with related persons.

(c)           Promoters and certain control persons

During the past two fiscal years, Lee Costerd has been the only promoter of Wolverine’s business, but Mr. Costerd has not received anything of value from Wolverine nor is any person entitled to receive anything of value from Wolverine for services provided as a promoter of the business of Wolverine.

(d)           Director independence

Wolverine’s board of directors currently solely consists of Lee Costerd.  Pursuant to Item 407(a) of Regulation S-K of the Securities Act, Wolverine’s board of directors has adopted the definition of “independent director” as set forth in Rule 4200(a)(15) of the NASDAQ Manual.  In summary, an “independent director” means a person other than an executive officer or employee of Wolverine or any other individual having a relationship which, in the opinion of Wolverine’s board of directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a director, and includes any director who accepted any compensation from Wolverine in excess of $200,000 during any period of 12 consecutive months with the three past fiscal years.  Also, the ownership of Wolverine’s stock will not preclude a director from being independent.

In applying this definition, Wolverine’s board of directors has determined that Mr. Costerd does not qualify as an “independent director” pursuant to the same Rule.

As of the date of the prospectus, Wolverine did not maintain a separately designated compensation or nominating committee.
Wolverine has also adopted this definition for the independence of the members of its audit committee.  Lee Costerd is the sole member of Wolverine’s audit committee.  Wolverine’s board of directors has determined that Mr. Costerd is not “independent” for purposes of Rule 4200(a)(15) of the NASDAQ Manual, applicable to audit, compensation and nominating committee members, and is not “independent” for purposes of Section 10A(m)(3) of the Securities Exchange Act.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Wolverine pursuant to provisions of the State of Nevada, Wolverine has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

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Dealer Prospectus Delivery Obligation

Until [180 days from the effective date of this prospectus], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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Part II - Information Not Required In Prospectus

Other Expenses of Issuance and Distribution

The estimated costs of this offering are as follows:

SEC Registration Fee	$ 500
Legal Fees and Expenses	30,000
Accounting Fees and Expenses	7,500
Auditor Fees and Expenses	24,000
Electronic Filing Fees	2,000
Printing Costs	500
Courier Costs	500
Transfer Agent Fees	3,000
Total	$ 68,000

All amounts are estimates. Wolverine is paying all expenses listed above.  None of the above expenses of issuance and distribution will be borne by the selling shareholders.  The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Indemnification of Directors and Officers

As permitted by Nevada law, Wolverine’s Articles of Incorporation provide that it will indemnify Wolverine’s directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers of Wolverine, unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.

Exclusion of Liabilities

Pursuant to the laws of the State of Nevada, Wolverine’s Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-106-401 of the Nevada Business Corporation Act, or any transaction from which a director receives an improper personal benefit.  This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director’s liability under federal or applicable state securities laws.

Disclosure of Commission position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Wolverine pursuant to provisions of the State of Nevada, Wolverine has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Recent Sales of Unregistered Securities

As of ~~July 10~~ August 22, 2008 Wolverine has sold 68,630,000 shares of unregistered securities. All of these 68,630,000 shares were acquired from Wolverine in private placements and the acquisition of mining claims that were exempt from registration under Regulation S of the Securities Act of 1933 and were sold to non-US residents and private placements that were exempt from registration under Regulation D of the Securities Act of 1933 and were sold to US residents.

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The shares include the following:

1.	On April 3, 2006, Wolverine issued 4,000,000 shares of common stock at a price of $0.001 per share for cash proceeds of $4,000 to its President; and

2.
On June 13, 2006, Wolverine issued 2,750,000 shares of common stock to 11 non-affiliate Canadian residents and one non-affiliate International resident at a price of $0.01 per share for cash proceeds of $27,500;

3.
On January 31, 2007, Wolverine issued 2,150,000 shares of common stock to 19 non-affiliate Canadian residents and one non-affiliate International resident at a price of $0.01 per share for cash proceeds of $21,500;

4.
On February 28, 2007, Wolverine issued 34,000,000 shares of common stock to seven non-affiliate Canadian residents pursuant to a Vend-In Agreement dated February 28, 2007 with Shenin Resources Inc., a non-affiliate Canadian company, at a deemed price of $0.01 per share for the acquisition of the majority of the Labrador Claims.

5.	Also, on February 28, 2007, Wolverine issued 2,600,000 shares of common stock to 10 non-affiliate Canadian residents at a price of $0.01 per share for cash proceeds of $26,000;

6.	On March 30, 2007, Wolverine issued 1,600,000 shares of common stock to 10 non-affiliate Canadian residents at a price of $0.01 per share for cash proceeds of $16,000;

7.
On April 30, 2007, Wolverine issued 4,000,000 shares of common stock to 18 non-affiliate Canadian residents and two non-affiliate U.S. residents at a price of $0.01 per share for cash proceeds of $40,000;

8.	On May 31, 2007, Wolverine issued 1,100,000 shares of common stock to two non-affiliate Canadian residents at a price of $0.01 per share for cash proceeds of $11,000;

9.
On June 30, 2007, Wolverine issued 6,890,000 shares of common stock to 24 non-affiliate Canadian residents and one non-affiliate U.S. resident at a price of $0.01 per share for cash proceeds of $68,900;

10.	.On July 31, 2007, Wolverine issued 2,550,000 shares of common stock to 10 non-affiliate Canadian residents at a price of $0.01 per share for cash proceeds of $25,500;

11.
On September 7, 2007, Wolverine issued 2,000,000 shares of common stock to eight non-affiliate Canadian residents, two non-affiliate International residents, and one non-affiliate U.S. Resident at a price of $0.01 per share for cash proceeds of $20,000;

12.
On September 8, 2007, Wolverine issued 2,890,000 shares of common stock to 16 non-affiliate Canadian residents, one non-affiliate International resident, and two non-affiliate U.S. residents at a price of $0.10 per share for cash proceeds of $289,000;

13.	On October 5, 2007, Wolverine issued 1,000,000 shares of common stock to 11 non-affiliate Canadian residents at a price of $0.10 per share for cash proceeds of $100,000; and

14.
On June 25, 2008, Wolverine issued 1,100,000 shares of common stock to six non-affiliate Canadian residents, two non-affiliate International residents, and three non-affiliate U.S. residents at a price of $0.10 per share for cash proceeds of $110,000;

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With respect the above offerings to Canadian and International residents, Wolverine completed the offerings of the common stock pursuant to Rule 903 of Regulation S of the Act on the basis that the sale of the common stock was completed in an “offshore transaction”, as defined in Rule 902(h) of Regulation S.  Wolverine did not engage in any directed selling efforts, as defined in Regulation S, in the United States in connection with the sale of the shares.  Each investor represented to Wolverine that the investor was not a U.S. person, as defined in Regulation S, and was not acquiring the shares for the account or benefit of a U.S. person.  The subscription agreement executed between Wolverine and the investor included statements that the securities had not been registered pursuant to the Act and that the securities may not be offered or sold in the United States unless the securities are registered under the Act or pursuant to an exemption from the Act.  The investor agreed by execution of the subscription agreement for the common stock: (i) to resell the securities purchased only in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an exemption from registration under the Act; (ii) that Wolverine is required to refuse to register any sale of the securities purchased unless the transfer is in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an exemption from registration under the Act; and (iii) not to engage in hedging transactions with regards to the securities purchased unless in compliance with the Act.  All securities issued were endorsed with a restrictive legend confirming that the securities had been issued pursuant to Regulation S of the Act and could not be resold without registration under the Act or an applicable exemption from the registration requirements of the Act.

With respect to the above offerings to U.S. residents, Wolverine completed the offerings of the common stock pursuant to Rule 506 of Regulation D of the Act.  The subscription agreement executed between Wolverine and the investor included statements that the securities had not been registered pursuant to the Act and that the securities may not be offered or sold in the United States unless the securities are registered under the Act or pursuant to an exemption from the Act.  The investor agreed by execution of the subscription agreement for the common stock: (i) to resell the securities purchased only in accordance with the provisions of Regulation D, pursuant to registration under the Act or pursuant to an exemption from registration under the Act; (ii) that Wolverine is required to refuse to register any sale of the securities purchased unless the transfer is in accordance with the provisions of Regulation D, pursuant to registration under the Act or pursuant to an exemption from registration under the Act; and (iii) not to engage in hedging transactions with regards to the securities purchased unless in compliance with the Act.  All securities issued were endorsed with a restrictive legend confirming that the securities had been issued pursuant to Regulation D of the Act and could not be resold without registration under the Act or an applicable exemption from the registration requirements of the Act.

Each investor was given adequate access to sufficient information about Wolverine to make an informed investment decision.  None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.  No registration rights were granted to any of the purchasers.

Exhibits

Exhibit Number	Description
3.1	Articles of Incorporation of Wolverine Exploration Inc., filed as an Exhibit to Wolverine’s Form S-1 (Registration Statement) filed on July 15, 2008 and incorporated herein by reference.
3.2	By-Laws of Wolverine Exploration Inc., filed as an Exhibit to Wolverine’s Form S-1 (Registration Statement) filed on July 15, 2008 and incorporated herein by reference.
3.3	Certificate of Amendment of Wolverine Exploration Inc., filed as an Exhibit to Wolverine’s Form S-1 (Registration Statement) filed on July 15, 2008 and incorporated herein by reference.
3.4	Certificate of Registration of Extra-Provincial Corporation, filed as an Exhibit to Wolverine’s Form S-1 (Registration Statement) filed on July 15, 2008 and incorporated herein by reference.
5.1	Opinion of Conrad C. Lysiak, regarding the legality of the securities being registered.
10.1
Vend-In Agreement dated February 28, 2007 between Wolverine and Shenin Resources Inc., filed as an Exhibit to Wolverine’s Form S-1 (Registration Statement) filed on July 15, 2008 and incorporated herein by reference.

10.2
Consulting Agreement dated January 31, 2007 between Wolverine and Texada Consulting Inc., filed as an Exhibit to Wolverine’s Form S-1 (Registration Statement) filed on July 15, 2008 and incorporated herein by reference.

10.3
Additional Property Agreement dated May 17, 2007 among Wolverine, Shenin Resources Inc. and Richard Haderer, filed as an Exhibit to Wolverine’s Form S-1 (Registration Statement) filed on July 15, 2008 and incorporated herein by reference.

14	Code of Ethics, filed as an Exhibit to Wolverine’s Form S-1 (Registration Statement) filed on July 15, 2008 and incorporated herein by reference.
23.1	Consent of Independent Auditor
23.2	Consent of Conrad C. Lysiak, filed as an Exhibit to Wolverine’s Form S-1 (Registration Statement) filed on July 15, 2008 and incorporated herein by reference.

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Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

a)	include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

b)
reflect in Wolverine’s prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement.  Notwithstanding the foregoing, any increase or decrease if the securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

c)
include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

2.
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4.
For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a.	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

b.	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c.
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d.	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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5.
That each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 340A, will be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is a part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under that Securities Act may be permitted to Wolverine’s directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by Wolverine of expenses incurred or paid by one of its directors, officers or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of Wolverine’s directors, officers or controlling persons in connection with the securities being registered, Wolverine will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against the public policy as expressed in the Securities Act, and a will be governed by the final adjudication of such issue

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto, duly authorized in the City of Quesnel, Province of British Columbia on ~~July 11~~September 16 , 2008.

Wolverine Exploration Inc.

By:
/s/ Lee Costerd

Lee Costerd
Director, President (Principal Executive Officer), Principal Financial Officer and Principal Accounting Officer

Pursuant to the requirements of Securities Act of 1933, this registration statement was signed by the following persons in the capacities and the dates stated:

/s/ Lee Costerd

Lee Costerd
Director, President (Principal Executive Officer), Principal Financial Officer and Principal Accounting Officer
~~July 11~~ September 16 , 2008

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